UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 4 February 2003 to 17 February 2003

TELECOM CORPORATION OF

NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay,

North Tower,

68-86 Jervois Quay,

Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

1.	Second Quarter Results to 31 December 2002

1.1	Condensed Financial Statements
1.2	Management Commentary
1.3	Appendix 1 plus Annexure One
1.4	Appendix 7
1.5	Media Release – Telecom reports solid half year performance – 4 February 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Cox
Linda Marie Cox Company Secretary

Dated:	17 February 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the six months ended 31 December 2002 (Unaudited)

	notes	Six months ended 31 December		Year ended 30 June 2002
		2002	2001
(Dollars in millions, except per share amounts)		NZ$	NZ$	NZ$
Operating revenues
Local service		552	537	1,080
Calling	2	812	899	1,763
Interconnection		75	66	145
Cellular and other mobile services		401	433	822
Internet		116	101	209
Data		325	330	650
Other operating revenues	2	324	479	868

		2,605	2,845	5,537

Operating expenses
Labour		285	308	599
Cost of sales		769	949	1,759
Other operating expenses		463	487	914
Abnormal expenses	3	—	—	862

		1,517	1,744	4,134

Earnings before interest, taxation, depreciation and amortisation		1,088	1,101	1,403
Depreciation and amortisation	4	407	402	815

Earnings before interest and taxation		681	699	588
Interest income		5	9	17
Interest expense		(208)	(216)	(430)

Earnings before income tax		478	492	175
Income tax expense		(175)	(181)	(365)

Earnings/(loss) after income tax		303	311	(190)
Share of losses of associate companies after income tax		—	—	(1)
Minority interests in (profits)/losses of subsidiaries		(2)	1	3

Net earnings/(loss) attributable to shareholders		301	312	(188)

Net earnings/(loss) per share		$0.160	$0.168	$(0.101)

Weighted average number of ordinary shares outstanding (in millions)		1,878	1,859	1,863

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the six months ended 31 December 2002 (Unaudited)

	note	Six months ended 31 December		Year ended 30 June 2002
		2002	2001
(Dollars in millions)		NZ$	NZ$	NZ$
Equity at the beginning of the period		1,328	2,003	2,003
Net earnings/(loss) attributable to shareholders		301	312	(188)
Movement in foreign currency translation reserve		(63)	(20)	(191)

Total recognised revenues and expenses for the period		238	292	(379)
Movement in minority interests		—	—	(3)
Dividends	5	(212)	(213)	(423)
Tax credit on supplementary dividends		25	25	50
Capital contributed	5	67	42	80

Equity at the end of the period		1,446	2,149	1,328

Represented by:
Contributed capital		1,629	1,524	1,562
Foreign currency translation reserve		(266)	(32)	(203)
Minority interests		3	6	3
Retained earnings		80	651	(34)

		1,446	2,149	1,328

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 31 December 2002 (Unaudited)

	31 December		30 June
	2002	2001	2002
(Dollars in millions)	NZ$	NZ$	NZ$
ASSETS
Current assets:
Cash	114	164	82
Short-term investments	55	428	230
Receivables and prepayments	1,037	1,166	1,111
Inventories	43	108	34

Total current assets	1,249	1,866	1,457
Long-term investments	975	1,048	866
Intangibles	988	1,962	1,097
Fixed assets	4,612	4,900	4,826

Total non-current assets	6,575	7,910	6,789

Total assets	7,824	9,776	8,246

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	1,102	1,360	1,230
Provisions—current	—	44	5
Debt due within one year	859	1,582	1,178

Total current liabilities	1,961	2,986	2,413
Deferred taxation	89	5	71
Provisions—non-current	—	2	—
Long-term debt	4,328	4,634	4,434

Total non-current liabilities	4,417	4,641	4,505

Total liabilities	6,378	7,627	6,918

Equity:
Shareholders’ funds	1,443	2,143	1,325
Minority interests	3	6	3

Total equity	1,446	2,149	1,328

Total liabilities and equity	7,824	9,776	8,246

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARES

Consolidated Statement of Cash Flows

For the six months ended 31 December 2002 (Unaudited)

		Six months ended 31 December		Year ended 30 June
		2002	2001	2002
(Dollars in millions)	note	NZ$	NZ$	NZ$
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers		2,658	2,634	5,396
Proceeds from cross border leases		—	35	35
Interest income		4	4	16
Dividend income		2	2	3
Payments to suppliers and employees		(1,559)	(1,801)	(3,317)
Payments from provisions		(5)	(15)	(33)
Income tax paid		(102)	(115)	(304)
Interest paid on debt		(222)	(227)	(445)

Net cash flows from operating activities	9	776	517	1,351

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		12	62	65
Sale/(purchase) of short-term investments, net		170	(313)	(157)
Purchase of long-term investments		(172)	(330)	(362)
Sale of long-term investments		50	—	21
Purchase of fixed assets		(284)	(449)	(828)
Capitalised interest paid		(2)	(7)	(10)

Net cash flows applied to investing activities		(226)	(1,037)	(1,271)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		1	1,426	1,777
Repayment of long-term debt		(240)	(491)	(949)
Repayment of short-term debt, net		(129)	(155)	(557)
Dividends paid		(150)	(172)	(345)

Net cash flows (applied to)/from financing activities		(518)	608	(74)

Net cash flow		32	88	6
Opening cash position (including bank overdrafts)		82	76	76

Closing cash position (including bank overdrafts)		114	164	82

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with Financial Reporting Standard (“FRS”) No.24: “Interim Financial Statements”, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2002.

The financial statements for the six months ended 31 December 2002 and 31 December 2001 are unaudited. The financial information for the year ended 30 June 2002 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

Except for the change in accounting policy referred to below, the accounting policies used in the preparation of the financial statements for the six months ended 31 December 2002 are consistent with those used in the preparation of the financial statements for the six months ended 31 December 2001.

The accounting policies used in the preparation of the financial statements for the six months ended 31 December 2002 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2002.

Change in Accounting Policy

Taxation

During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice (“SSAP”) 12 “Accounting for Income Tax” and reflects changes in Telecom’s assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense for the year ended 30 June 2002 and decrease the deferred tax liability at 30 June 2002 by $8 million.

Reclassifications

Certain reclassifications of prior periods’ data have been made to conform to current period classifications.

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARES

Notes to the Condensed Financial Statements

(continued)

NOTE 2 CALLING AND OTHER OPERATING REVENUES

	Six months ended 31 December		Year ended 30 June
	2002	2001	2002
(Dollars in millions)	NZ$	NZ$	NZ$
Calling
National	560	601	1,178
International	226	273	531
Other	26	25	54

	812	899	1,763

Other operating revenues
Resale	148	218	399
Directories	93	92	198
Equipment	36	40	78
Miscellaneous other	45	127	190
Dividends from investments	2	2	3

	324	479	868

Miscellaneous other revenue for the six months ended 31 December 2001 and the year ended 30 June 2002 includes net gains of nil and $34 million respectively recognised on the prepayment of Telecom’s scheduled payment obligations relating to cross border finance leases.

NOTE 3 ABNORMAL ITEMS

	Six months ended 31 December		Year ended 30 June
	2002	2001	2002
(Dollars in millions)	NZ$	NZ$	NZ$
Abnormal Expenses
Write-down of goodwill and other AAPT assets	—	—	850
Close down of CDMA rollout in Australia	—	—	12

	—	—	862

Abnormal Expenses

Write-down of goodwill and other AAPT assets

In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million has been included in the financial results for the year ended 30 June 2002. This diminution in value reflects significant negative industry and economic trends impacting AAPT’s operations and expected future growth rates for the Australian telecommunications market.

The apportionment of this write-down is as follows: advance to associate $133 million, spectrum licences $124 million and goodwill $593 million.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

(continued)

 NOTE 3 ABNORMAL ITEMS (continued)

Advance to associate: AAPT has provided a shareholder advance to its associate AOL7 totalling A$115 million (NZ$133 million). This advance is not expected to be recoverable.

Spectrum licences: Where changing network construction plans have meant that spectrum is no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of the spectrum does not support the carrying value of the asset, spectrum licences have been written down to expected recoverable amount.

Goodwill: The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the other asset write-downs described above, was taken as a write-down in the value of goodwill arising from Telecom’s acquisition of AAPT.

Close-down of CDMA Rollout in Australia

In May 2001, Telecom announced that AAPT and Lucent Technologies (“Lucent”) had agreed to closedown the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues.

A charge of $215 million was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

In the year ended 30 June 2002 an additional charge of $12 million was recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA closedown has now been completed and no further costs are expected to arise from it.

 NOTE 4 DEPRECIATION AND AMORTISATION

	Six months ended 31 December		Year ended 30 June
	2002	2001	2002
(Dollars in millions)	NZ$	NZ$	NZ$
Depreciation	374	346	704
Amortisation	33	56	111

	407	402	815

 NOTE 5 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the six months ended 31 December 2002, 13,737,920 shares with a total value of $64 million were issued in lieu of a cash dividend (six months ended 31 December 2001: 8,299,722 shares with a total value of $40 million, year ended 30 June 2002: 16,301,920 shares with a total value of $79 million).

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

(continued)

 NOTE 6 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 December 2002, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for Australian CDMA lease commitments) were $224 million (31 December 2001: $253 million, 30 June 2002: $250 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 December 2002, the outstanding lease commitments were $1 million (31 December 2001: $9 million, 30 June 2002: $Nil).

Capital Commitments

At 31 December 2002, capital expenditure amounting to $78 million (31 December 2001: $131 million, 30 June 2002: $85 million), had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has commitments to acquire Southern Cross capacity of US$71 million, of which US$31 million is due in the year ended 30 June 2003, US$28 million in the year ended 30 June 2004 and US$12 million in the year ended 30 June 2005.

 NOTE 7 CONTINGENCIES

Contingent Assets

Telecommunications Service Obligation Receivable

In accordance with the Telecommunications Act 2001 (“the Act”) Telecom’s costs of meeting the Telecommunications Service Obligation (“TSO”) are to be shared between industry participants.

Telecom is entitled to receive from other industry participants a contribution towards the TSO costs for the period 20 December 2001 to 31 December 2002.

The amount that Telecom will receive as a contribution towards its TSO costs is currently uncertain and will be set by the Commerce Commission through the process specified in the Act. This process is currently ongoing. Accordingly a receivable was not recognised in the Statement of Financial Position at 31 December or 30 June 2002.

Contingent Liabilities

Lawsuits and Other Claims

In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts relating primarily to various forms of occupational overuse injury. The claim is not fully quantified.

In April 2000, CallPlus Limited, Attica Communications Limited, and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and damages.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

(continued)

 NOTE 7 CONTINGENCIES (continued)

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$4 million as at 31 December 2002 (31 December 2001: A$7 million).

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

 NOTE 8 SIGNIFICANT EVENTS AFTER BALANCE DATE

On 3 February 2003, the Board of Directors approved the payment of a second quarter dividend of $94 million, representing 5 cents per share. In addition, a supplementary dividend totalling $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

(continued)

 NOTE 9 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS                   FROM OPERATING ACTIVITIES

	Six months ended 31 December		Year ended 30 June
	2002	2001	2002
(Dollars in millions)	NZ$	NZ$	NZ$
Net earnings/(loss) attributable to shareholders	301	312	(188)
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	407	402	815
Bad and doubtful accounts	25	30	60
Deferred income tax	17	(26)	49
Share of losses of associate companies	—	—	1
Minority interests in profits/(losses) of subsidiaries	2	(1)	(3)
Abnormal expenses	—	—	862
Other	42	(24)	(23)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	10	(155)	(105)
Decrease/(increase) in inventories	(9)	(70)	4
Increase in current taxation	61	92	8
Decrease in provisions	(5)	(15)	(51)
Decrease in accounts payable and related items	(75)	(28)	(78)

Net cash flows from operating activities	776	517	1,351

 NOTE 10 QUARTERLY FINANCIAL INFORMATION

	Operating revenues	Abnormal expenses	EBITDA*	Earnings/ deficit before interest and tax	Net earnings/ (loss) attributable to shareholders	Net earnings/ (loss) per share
(Dollars in millions, except per share amounts)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$
Quarter ended:
30 September 2002	1,306	—	541	340	146	0.078
31 December 2002	1,299	—	547	341	155	0.083

	2,605	—	1,088	681	301	0.160

Quarter ended:
30 September 2001	1,406	—	537	339	151	0.081
31 December 2001	1,439	—	564	360	161	0.087
31 March 2002	1,365	—	573	366	168	0.090
30 June 2002	1,327	(862)	(271)	(477)	(668)	(0.357)

Year ended 30 June 2002	5,537	(862)	1,403	588	(188)	(0.101)

* Earnings before interest, taxation, depreciation and amortisation

Earnings/(loss) per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

10

MANAGEMENT COMMENTARY

4 February 2003

Half Year and Second Quarter Results to 31 December 2002

Note: All monetary amounts in this management commentary are expressed in New

Zealand dollars unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Reported net earnings were $301 million for the half year ended 31 December 2002 (“HY 2002-03”) compared to $312 million for the half year ended 31 December 2001 (“HY 2001-02”). Reported net earnings for the quarter ended 31 December 2002 (“Q2 2002-03”) were $155 million compared to $161 million for the quarter ended 31 December 2001 (“Q2 2001-02”).

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Operating revenues	2,605	2,845	(8.4)	1,299	1,439	(9.7)
Operating expenses	(1,517)	(1,744)	(13.0)	(752)	(875)	(14.1)

EBITDA*	1,088	1,101	(1.2)	547	564	(3.0)
Depreciation and amortisation	(407)	(402)	1.2	(206)	(204)	1.0

Earnings from operations	681	699	(2.6)	341	360	(5.3)
Net interest expense	(203)	(207)	(1.9)	(100)	(109)	(8.3)

Earnings before tax	478	492	(2.8)	241	251	(4.0)
Tax expense	(175)	(181)	(3.3)	(84)	(91)	(7.7)
Minority interest/associate earnings	(2)	1	NM	(2)	1	NM

Net earnings	301	312	(3.5)	155	161	(3.7)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM	= Not a meaningful comparison

Reported net earnings for the HY 2002-03 represented earnings per share (“EPS”) of 16.0 cents, compared to reported EPS of 16.8 cents for HY 2001-02.

Net earnings for HY 2001-02 included gains on the prepayment of cross-border leases of $23 million (after tax) and gains on sale of international network capacity of $19 million (after tax). Conversely, HY 2002-03 benefited from a lower amortisation charge than HY 2001-02, due to the write-down of goodwill associated with Telecom’s investment in AAPT at 30 June 2002.

Adjusting for these items, net earnings for HY 2002-03 of $301 million represents an increase of $12 million (4.2%) from adjusted earnings of $289 million for HY 2001-02, while net earnings for Q2 2002-03 of $155 million represents an increase of $1 million (0.6%) from adjusted earnings of $154 million for Q2 2001-02, as shown in the table below.

Telecom Group	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Reported net earnings	301	312	(3.5)	155	161	(3.7)
Less:
Cross-border lease gains	—	(23)		—	(9)
Capacity sales	—	(19)		—	(8)
Add:
Amortisation of written down AAPT goodwill	—	19		—	10

Adjusted net earnings	301	289	4.2	155	154	0.6

Note: all figures in the table above are shown net of tax

Adjusted for the items discussed above, Telecom’s results are summarised below.

Telecom Group Adjusted Earnings	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Operating revenues	2,605	2,783	(6.4)	1,299	1,414	(8.1)
Operating expenses	(1,517)	(1,744)	(13.0)	(752)	(875)	(14.1)

EBITDA*	1,088	1,039	4.7	547	539	1.5
Depreciation and amortisation	(407)	(383)	6.3	(206)	(194)	6.2

Earnings from operations	681	656	3.8	341	345	(1.2)
Net interest expense	(203)	(207)	(1.9)	(100)	(109)	(8.3)

Earnings before tax	478	449	6.5	241	236	2.1
Tax expense	(175)	(161)	8.7	(84)	(83)	1.2
Minority interest/associate earnings	(2)	1	NM	(2)	1	NM

Net earnings	301	289	4.2	155	154	0.6

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM	= Not a meaningful comparison

Adjusted group operating revenues decreased 6.4% for HY 2002-03 and 8.1% for Q2 2002-03 compared to corresponding periods in the prior year. The decrease resulted from lower resale revenue, reflecting AAPT’s focus on improving margins in its resale business rather than pursuing revenue growth, and lower international calling revenues as a result of decreases in the rates used for reciprocal transfers of minutes between Telecom and other carriers. Revenues also decreased as a result of a strengthening New Zealand dollar. This reduced reported NZD revenues generated by Telecom’s Australian businesses and the International segment.

Operating expenses decreased by 13.0% for the half year and 14.1% for the second quarter, principally due to lower cost of sales. Cost of sales reduced as a result of the decrease in resale volumes and the decrease in rates for reciprocal transfers of international business referred to above, as well as improved cost per minute for fixed voice and mobile traffic in Australia. Similar to revenues, reported expenses also decreased due to a stronger New Zealand dollar.

Adjusted EBITDA increased by 4.7% and 1.5% for the half year and quarter respectively. Q2 2001-02 EBITDA benefited from the recognition of damages received from a supplier in the NZ Mobile segment as well as the recognition of one-off benefits totalling $19 million from the mobile services agreement entered into with Vodafone in Australia in November 2001.

Depreciation and amortisation expense increased by 6.3% for HY 2002-03 and 6.2% for Q2 2002-03 due to investment in new infrastructure.

Net interest expense decreased due to reduced debt levels, as operating cash flows have been utilised to repay debt, partly offset by lower capitalised interest.

OVERVIEW OF SEGMENTAL RESULTS

In the 2002 financial year, Telecom reorganised the way it reports its financial results in line with the way the Telecom Group is operated and managed. Results are now reported for six operating segments, being NZ Wireline; NZ Mobile; International; Internet and Directories Services; (collectively forming NZ Operations) Australian Consumer; and Australian Business & Internet Services (which together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on adjusted earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom’s earnings from operations for HY2002-03 were $681 million, compared to earnings from operations of $699 million for the previous comparable period. The tables following detail revenues, expenses and earnings from operations by reporting segment.

Breakdown of Group Results

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
NZ Operations
Operating revenues	1,871	1,926	(2.9)	935	965	(3.1)
Operating expenses*	(1,095)	(1,167)	(6.2)	(549)	(584)	(6.0)

Earnings from operations	776	759	2.2	386	381	1.3
Australian Operations
Operating revenues	773	939	(17.7)	382	482	(20.7)
Operating expenses*	(773)	(937)	(17.5)	(382)	(468)	(18.4)

Earnings from operations	—	2	(100.0)	—	14	(100.0)
Corporate and Other
Operating revenues	3	36	(91.7)	3	15	(80.0)
Operating expenses*	(98)	(98)	—	(48)	(50)	(4.0)

Earnings from operations	(95)	(62)	53.2	(45)	(35)	28.6
Eliminations#
Operating revenues	(42)	(56)	(25.0)	(21)	(23)	(8.7)
Operating expenses*	42	56	(25.0)	21	23	(8.7)

Earnings from operations	—	—	—	—	—	—
Telecom Group
Operating revenues	2,605	2,845	(8.4)	1,299	1,439	(9.7)
Operating expenses*	(1,924)	(2,146)	(10.3)	(958)	(1,079)	(11.2)

Earnings from operations	681	699	(2.6)	341	360	(5.3)

*	Includes depreciation and amortisation

#	Eliminations remove the impact of inter-segment transactions

Segmental Results—New Zealand Operations

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
NZ Wireline
Operating revenues	1,387	1,408	(1.5)	695	697	(0.3)
Operating expenses*	(752)	(802)	(6.2)	(376)	(394)	(4.6)

Earnings from operations	635	606	4.8	319	303	5.3
NZ Mobile
Operating revenues	390	386	1.0	201	206	(2.4)
Operating expenses*	(325)	(339)	(4.1)	(168)	(174)	(3.4)

Earnings from operations	65	47	38.3	33	32	3.1
International
Operating revenues	192	271	(29.2)	96	132	(27.3)
Operating expenses*	(174)	(214)	(18.7)	(86)	(106)	(18.9)

Earnings from operations	18	57	(68.4)	10	26	(61.5)
Internet and Directories Services
Operating revenues	159	143	11.2	74	65	13.8
Operating expenses*	(101)	(94)	7.4	(50)	(45)	11.1

Earnings from operations	58	49	18.4	24	20	20.0
Eliminations#
Operating revenues	(257)	(282)	(8.9)	(131)	(135)	(3.0)
Operating expenses*	257	282	(8.9)	131	135	(3.0)

Earnings from operations	—	—	—	—	—	—
NZ Operations
Operating revenues	1,871	1,926	(2.9)	935	965	(3.1)
Operating expenses*	(1,095)	(1,167)	(6.2)	(549)	(584)	(6.0)

Earnings from operations	776	759	2.2	386	381	1.3

*	Includes depreciation and amortisation

#	Eliminations remove the impact of inter-segment transactions

Segmental Results—Australian Operations

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Australian Consumer
Operating revenues	367	498	(26.3)	180	259	(30.5)
Operating expenses*	(359)	(478)	(24.9)	(178)	(236)	(24.6)

Earnings from operations	8	20	(60.0)	2	23	(91.3)
Australian Business & Internet
Operating revenues	418	460	(9.1)	208	239	(13.0)
Operating expenses*	(426)	(478)	(10.9)	(210)	(248)	(15.3)

Earnings from operations	(8)	(18)	(55.6)	(2)	(9)	(77.8)
Eliminations#
Operating revenues	(12)	(19)	(36.8)	(6)	(16)	(62.5)
Operating expenses*	12	19	(36.8)	6	16	(62.5)

Earnings from operations	—	—	—	—	—	—
Australian Operations
Operating revenues	773	939	(17.7)	382	482	(20.7)
Operating expenses*	(773)	(937)	(17.5)	(382)	(468)	(18.4)

Earnings from operations	—	2	(100.0)	—	14	(100.0)

*	Includes depreciation and amortisation
#	Eliminations remove the impact of inter-segment transactions

Segmental Results—Australian Operations in Australian Dollars

Reported results for the Australian segments are impacted by movements in the A$:NZ$ exchange rate. The underlying A$ results are summarised below.

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	A$m	A$m	%	A$m	A$m	%
Australian Consumer
Operating revenues	317	406	(21.9)	157	211	(25.6)
Operating expenses*	(310)	(389)	(20.3)	(155)	(192)	(19.3)

Earnings from operations	7	17	(58.8)	2	19	(89.5)
Australian Business & Internet
Operating revenues	357	375	(4.8)	178	194	(8.2)
Operating expenses*	(364)	(390)	(6.7)	(180)	(200)	(10.0)

Earnings from operations	(7)	(15)	(53.3)	(2)	(6)	(66.7)
Eliminations#
Operating revenues	(10)	(15)	(33.3)	(5)	(12)	(58.3)
Operating expenses*	10	15	(33.3)	5	12	(58.3)

Earnings from operations	—	—	—	—	—	—
Australian Operations
Operating revenues	664	766	(13.3)	330	393	(16.0)
Operating expenses*	(664)	(764)	(13.1)	(330)	(380)	(13.2)

Earnings from operations	—	2	(100.0)	—	13	(100.0)

*	Includes depreciation and amortisation
#	Eliminations remove the impact of inter-segment transactions

LIQUIDITY AND CAPITAL RESOURCES

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Cash flows
Net cash flows from/(applied to):
Operating activities	776	517	50.1	318	269	18.2
Investing activities	(226)	(1,037)	(78.2)	(124)	(433)	(71.4)
Financing activities	(518)	608	(185.2)	(224)	245	(191.4)

Net cash flow	32	88	(63.6)	(30)	81	(137.0)

Net cash flows from operating activities were $776 million for HY 2002-03, an increase of $259 million from HY 2001-02. This resulted from lower payments to suppliers and employees (due to reduced operating expenses). Strong operating cash flows coupled with reduced investing cash flows, reflecting lower capital expenditure and investment purchases, allowed a reduction in debt during HY 2002-03. Net debt at 31 December 2002 was $5,018m, a decrease of $282 million from 30 June 2002, with $166 million of the decrease in Q2 2002-03.

DIVIDENDS

Telecom will pay a fully imputed second quarter dividend of 5.0 cents per ordinary share in March 2003. The dividend for the quarter ended 31 December 2001 was also 5.0 cents per ordinary share.

Telecom’s dividend policy is to target an annual dividend payout ratio of around 50% of net earnings. Application of this policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

Second Quarter Dividends
Ordinary Shares	5.0 cents
American Depositary Shares	*US 21.04 cents
Supplementary dividend (to non-resident shareholders)
Per ordinary share	0.88 cents
Per American Depositary Share	*US 3.70 cents
“Ex” dividend dates
New Zealand Stock Exchange	3 March 2003
Australian Stock Exchange	24 February 2003
New York Stock Exchange	25 February 2003
Books closing dates
New Zealand, Australian Stock Exchanges	28 February 2003
New York Stock Exchange	27 February 2003
Payment dates
New Zealand, Australia	14 March 2003
New York	21 March 2003

*	Based on an exchange rate at 31 December 2002 of NZ$1.00 to US$0.5260.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

Four reporting segments together constitute NZ Operations. These are NZ Wireline, NZ Mobile, International, and Internet and Directories Services. The consolidated results for NZ Operations are set out in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Operating revenues
Local Service	526	511	2.9	266	255	4.3
Calling	562	612	(8.2)	281	304	(7.6)
Interconnection	54	55	(1.8)	28	32	(12.5)
Cellular and other mobile	287	285	0.7	147	155	(5.2)
Internet	59	50	18.0	27	25	8.0
Data	233	228	2.2	119	113	5.3
Other operating revenue	150	185	(18.9)	67	81	(17.3)

	1,871	1,926	(2.9)	935	965	(3.1)
Operating expenses
Operations and support expenses	801	879	(8.9)	400	441	(9.3)

EBITDA	1,070	1,047	2.2	535	524	2.1
Depreciation and amortisation	294	288	2.1	149	143	4.2

Earnings from operations	776	759	2.2	386	381	1.3

Earnings from operations by segment
NZ Wireline	635	606	4.8	319	303	5.3
NZ Mobile	65	47	38.3	33	32	3.1
International	18	57	(68.4)	10	26	(61.5)
Internet and Directories Services	58	49	18.4	24	20	20.0

	776	759	2.2	386	381	1.3

An analysis of NZ Operations results by segment follows.

NZ WIRELINE

NZ WIRELINE

The NZ Wireline segment comprises Telecom’s fixed line and value added telephony services provided to residential, business and corporate customers in New Zealand. Services include local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services.

NZ Wireline—Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Operating revenues
Local Service	527	511	3.1	266	255	4.3
Calling	470	484	(2.9)	236	244	(3.3)
Interconnection	45	61	(26.2)	22	30	(26.7)
Data	257	253	1.6	129	127	1.6
Other operating revenue	88	99	(11.1)	42	41	2.4

	1,387	1,408	(1.5)	695	697	(0.3)
Operating expenses
Operations and support expenses	573	614	(6.7)	287	301	(4.7)

EBITDA	814	794	2.5	408	396	3.0
Depreciation	179	188	(4.8)	89	93	(4.3)

Earnings from operations	635	606	4.8	319	303	5.3

Overview of Results

Total operating revenue decreased by 1.5% for the HY 2002-03 and 0.3% for Q2 2002-03 compared to the corresponding periods in the prior year. Reduced calling, interconnection and other operating revenues were the primary cause of the decrease, offset by growth in local service and data revenues.

The decrease in operating expenses reflects lower cost of sales as well as reduced other operating expenses. This, coupled with lower depreciation expense, meant that total earnings from operations for NZ Wireline grew $29 million (4.8%) for the HY 2002-03 and $16 million (5.3%) in Q2 2002-03 compared to the prior year.

NZ WIRELINE

Local Service Revenue

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change

			%			%
Business & residential access
Revenue ($m)	436	414	5.3	221	208	6.3
Access lines
Residential (000s)	1,402	1,376	1.9
Business (000s)	305	303	0.7
Centrex lines (000s)	76	73	4.1
Non-chargeable local calls
Call minutes (m)	12,998	11,586	12.2	6,567	5,915	11.0
Local calls*
Revenue ($m)	56	59	(5.1)	27	29	(6.9)
Call minutes (m)	1,586	1,629	(2.6)	779	794	(1.9)
Smartphone, messaging and call track
Revenue ($m)	35	38	(7.9)	18	18	—

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls.

Local service revenue has increased by $16 million (3.1%) for the HY 2002-03 and $11 million (4.3%) for Q2 2002-03 compared to the corresponding periods in the prior year. The increase is due to business and residential access revenue which increased 5.3% for the half year and 6.3% for the quarter. This was principally the result of changes in service pricing. Telecom increased standard monthly line rentals for residential customers and the optional wiring maintenance service charge effective from 1 February 2002.

Calling Revenue

Calling revenue is broken down as follows:

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change

	$m	$m	%	$m	$m	%
Calling revenue
National	356	366	(2.7)	178	186	(4.3)
International	90	94	(4.3)	45	47	(4.3)
Other	24	24	—	13	11	18.2

	470	484	(2.9)	236	244	(3.3)

NZ WIRELINE

National Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
National calls
Revenue ($m)	139	140	(0.7)	69	72	(4.2)
Call minutes (m)	1,102	1,161	(5.1)	555	579	(4.1)
Average price (cents)	12.6	12.1	4.1	12.4	12.4	—
Calls to cellular networks
Revenue ($m)	151	156	(3.2)	77	78	(1.3)
Interconnect cost ($m)	116	116	—	59	58	1.7

Gross margin ($m)	35	40	(12.5)	18	20	(10.0)
Call minutes (m)	328	336	(2.4)	166	168	(1.2)
Average price (cents)	46.0	46.4	(0.9)	46.4	46.4	—
National 0800
Revenue ($m)	60	63	(4.8)	29	32	(9.4)
Call minutes (m)	369	391	(5.6)	179	200	(10.5)
Average price (cents)	16.3	16.1	1.2	16.2	16.0	1.2
Operator services
Revenue ($m)	6	7	(14.3)	3	4	(25.0)

Total national calling revenue decreased by 2.7% for HY 2002-03 and 4.3% for Q2 2002-03.

National call revenue has decreased by 0.7% for HY 2002-03 following a 4.2% decrease in Q2 2002-03. The decrease in revenue reflects lower call minutes, in part due to e-mail and internet substitution from traditional voice calling.

Revenue from calls to cellular networks and National 0800 both decreased in line with lower call minutes. Toll free number portability was implemented on 15 December 2002. This enables customers to transfer toll free numbers between service providers.

NZ WIRELINE

International Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
International calling
Revenue ($m)	90	94	(4.3)	45	47	(4.3)
Call minutes (m)	290	331	(12.4)	147	170	(13.5)
Average price (cents)	31.0	28.4	9.2	30.6	27.6	10.9

International calling revenue recorded in the NZ Wireline segment represents “outward” calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue reflects a decrease in call minutes, partly offset by an increase in the average price per minute (as a result of increased charges for international calls to mobile phones).

Interconnection Revenue

Interconnection revenue has decreased by 26.2% for HY 2002-03 and 26.7% for Q2 2002-03 compared to the corresponding periods in the prior year. The decrease is principally the result of the recent Telecommunications Commissioner’s determination on interconnect pricing, which lowered the interconnection rate received by Telecom.

In addition, interconnect revenue for the half year was impacted by lower revenue sourced from the NZ Mobile segment for calls between customers of Telecom Mobile and other mobile operators. In Q1 2001-02 NZ Wireline acted as an intermediary in this interconnection relationship (deriving both interconnect revenue and cost of sale), whereas in Q1 2002-03 this interconnection relationship was directly between Telecom Mobile and the other mobile operators.

Data Revenue

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change

	$m	$m	%	$m	$m	%
Data revenue
Digital Data Service	41	54	(24.1)	19	27	(29.6)
Lanlink	37	32	15.6	19	16	18.8
Frame relay	15	11	36.4	8	6	33.3
Other leased data	24	30	(20.0)	12	15	(20.0)
ADSL	25	14	78.6	13	7	85.7
IP Net/Netgate	19	19	—	9	10	(10.0)
ISDN	44	43	2.3	22	21	4.8
Other data	52	50	4.0	27	25	8.0

	257	253	1.6	129	127	1.6
Retail data	178	164	8.5	90	80	12.5
Wholesale data	79	89	(11.2)	39	47	(17.0)

	257	253	1.6	129	127	1.6

NZ WIRELINE

Data revenue grew by 1.6% for both HY 2002-03 and Q2 2002-03 compared to the corresponding periods in the prior year. Growth was mainly derived from ADSL, Frame Relay and Lanlink while traditional leased data revenues declined.

ADSL revenue increased by $11 million (78.6%) for the HY 2002-03 and $6 million (85.7%) for Q2 2002-03 driven by the continued uptake of Telecom’s Jetstream service. At 31 December 2002 Telecom had approximately 54,000 Jetstream connections compared to 26,000 at 31 December 2001.

Frame relay and Lanlink revenue growth reflects a higher number of circuits compared to the prior year.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $14 million (8.5%) for the HY 2002-03 and $10 million (12.5%) for Q2 2002-03. This growth was offset by a decrease in wholesale data revenue (revenue from sales of data services to other entities (including other Telecom operating segments) who on-sell the services to the end user). Adjustments to reflect the Commerce Commission’s draft determination on wholesaling of Telecom’s services have impacted Q2 2002-03 wholesale data revenue. Wholesale revenue has also been impacted by the consolidation of other telecommunications companies’ operations.

Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, miscellaneous services provided to other segments and other non-recurring or non-core activities. The 11.1% decrease for the HY 2002-03 was the result of lower internal revenue from the provision of miscellaneous services to other segments.

Operating Expenses

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Operations and support expenses
Labour ($m)	124	126	(1.6)	61	64	(4.7)
Cost of sales ($m)	233	257	(9.3)	118	123	(4.1)
Other operating expenses ($m)	216	231	(6.5)	108	114	(5.3)

	573	614	(6.7)	287	301	(4.7)
Personnel numbers
Total staff at 31 December	3,425	3,587	(4.5)

Labour expense has decreased in 2002 as a result of decreased staff numbers, which have reduced by 4.5% as a result of productivity initiatives, partly offset by salary increases.

Cost of sales decreased 4.1% for Q2 2002-03 as a result of lower international cost of sales reflecting falling wholesale prices. Coupled with lower interconnect cost of sales in Q1 2002-03, this led to a reduction in cost of sales for the half year of 9.3%.

Other operating expenses decreased by 6.5% for the half year and 5.3% for the quarter, with reductions across a range of cost categories including computer costs and bad debts.

Depreciation

Depreciation expense decreased by $9 million (4.8%) in the HY 2002-03 and $4 million (4.3%) in Q2 2002-03 compared to the corresponding periods in the prior year. This decrease is due to a small reduction in the network asset base.

NZ MOBILE

NZ MOBILE

The NZ Mobile segment comprises Telecom Mobile, a provider of wireless voice and data services in New Zealand.

NZ Mobile - Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Operating revenues
Cellular revenue	245	244	0.4	124	124	—
Mobile data	13	4	225.0	7	2	250.0
Other mobile	30	37	(18.9)	17	28	(39.3)

Total cellular and other mobile	288	285	1.1	148	154	(3.9)
Interconnection	102	101	1.0	53	52	1.9

	390	386	1.0	201	206	(2.4)
Operating expenses
Operations and support expenses	241	267	(9.7)	124	138	(10.1)

EBITDA	149	119	25.2	77	68	13.2
Depreciation and amortisation	84	72	16.7	44	36	22.2

Earnings from operations	65	47	38.3	33	32	3.1

Overview of Results

Total operating revenues increased by 1.0% for the HY 2002-03 and decreased 2.4% for Q2 2002-03 compared to corresponding periods in the prior year. The decrease in Q2 2002-03 reflects the fact that Q2 2001-02 included payments from a supplier for the delayed introduction of 1XRTT. Operating expenses decreased by 9.7% for the half year and 10.1% for the second quarter reflecting lower cost of sales and successful renegotiations with key suppliers.

Lower operating expenses have led to an increase in EBITDA of 25.2% for the half year and 13.2% for the quarter. Earnings from operations have increased by 38.3% for the half year and 3.1% for the quarter compared to the previous corresponding periods despite an increase in depreciation and amortisation.

NZ Mobile Revenue

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Total mobile revenue	390	386	1.0	201	206	(2.4)
Mobile cost of sales	133	148	(10.1)	70	82	(14.6)

Mobile gross margin	257	238	8.0	131	124	5.6

Total mobile revenue for the HY 2002-03 increased by 1.0% while Q2 2002-03 decreased by 2.4%. Cellular revenue and interconnection revenue has remained stable while mobile data revenue has continued to increase in line with the previous quarter result. The decrease in other mobile revenue reflects the payments from a supplier in Q2 2001-02 referred to above.

NZ MOBILE

Cost of sales were lower for both the half year and the second quarter by 10.1% and 14.2% respectively resulting in growth in the mobile gross margin of $19 million (8.0%) for the half year and $7 million (5.6%) for the second quarter. The main reason for decreasing cost of sales was lower customer acquisition costs as growth in new subscriber numbers has slowed and handset subsidies have been reduced.

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Cellular revenue
Cellular revenue (including mobile data) ($m)	258	248	4.0	131	126	4.0
Call minutes (m)	567	585	(3.1)	291	309	(5.8)
Connections at period end (000s)
Postpaid	517	520	(0.6)
Prepaid	499	627	(20.4)
Third party prepaid	213	232	(8.2)

Total	1,229	1,379	(10.9)

Average Revenue Per User (ARPU)
ARPU—$ per month
Postpaid	74.6	72.4	3.0	75.4	73.7	2.3
Prepaid	8.0	6.2	29.0	8.9	6.0	48.3
Third party prepaid	3.0	3.1	(3.2)	3.2	3.2	—
Total	34.6	31.1	11.3	36.1	31.2	15.7
Total ARPU including interconnection	46.4	43.7	6.2	48.8	43.9	11.2

Cellular revenue increased by 4.0% in both HY 2002-03 and Q2 2002-03 reflecting higher ARPU’s. Total connections declined by 10.9% due to a decline in the pre-paid base. Total ARPU increased 11.3%, reflecting lower value customers dropping out of the pre-paid base and an increasing proportion of CDMA subscribers in the post-paid base. An increasing amount of mobile data revenue is also being generated in addition to traditional voice revenues, in part due to the launch of 1XRTT providing high speed data capability.

At 31 December 2002, Telecom had approximately 1,229,000 cellular connections in New Zealand, down from 1,379,000 at 31 December 2001. Of the December 2002 total, 42.1% were postpaid customers, while 57.9% were prepaid customers. Telecom commercially launched its new CDMA mobile network in July 2001. At 31 December 2002 there were approximately 241,000 customers connected to the CDMA network, representing 19.6% of the total customer base. Of the CDMA customer base, 78.4% are postpaid subscribers. Approximately 28,000 of Telecom’s CDMA connections are 1XRTT capable.

NZ MOBILE

Operating Expenses

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Operations and support expenses
Labour ($m)	20	21	(4.8)	10	11	(9.1)
Cost of sales ($m)	133	148	(10.1)	70	82	(14.6)
Other operating expenses ($m)	88	98	(10.2)	44	45	(2.2)

	241	267	(9.7)	124	138	(10.1)

Personnel numbers
Total staff at 31 December	491	474	3.6

Labour expense decreased by $1 million for both the HY 2002-03 and Q2 2002-03 compared to the corresponding periods in the prior year, due to a lower number of contractors.

Cost of sales are lower by 10.1% for the HY 2002-03 and 14.6% for Q2 2002-03 due to lower upgrade and prepaid acquisition volumes, partly offset by higher interconnect costs. Other operating expenses decreased by 10.2% for the half year and 2.2% for the quarter due to favourable renegotiation of contracts with key suppliers of network related services.

Depreciation and Amortisation

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Depreciation and amortisation
Depreciation	81	69	17.4	43	35	22.9
Amortisation	3	3	—	1	1	—

	84	72	16.7	44	36	22.2

The increase in depreciation expense of $12 million for the half year and $8 million for the quarter is mainly due to capital expenditure in the year ended 20 June 2002 and accelerated depreciation on a redundant wireless data platform.

INTERNATIONAL

INTERNATIONAL

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships world-wide.

International—Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Operating revenues
International calling	146	189	(22.8)	72	94	(23.4)
Data	31	39	(20.5)	16	19	(15.8)
Other operating revenue	15	43	(65.1)	8	19	(57.9)

	192	271	(29.2)	96	132	(27.3)
Operating expenses
Operations and support expenses	150	193	(22.3)	74	96	(22.9)

EBITDA	42	78	(46.2)	22	36	(38.9)
Depreciation	24	21	14.3	12	10	20.0

Earnings from operations	18	57	(68.4)	10	26	(61.5)

Overview of Results

Total operating revenue decreased by 29.2% for HY 2002-03 and 27.3% for Q2 2002-03 compared to corresponding periods in the prior year. Lower calling revenue was the result of lower rates used in bilateral agreements and a strengthening New Zealand dollar as well as lower outward calling and transit revenues. The strengthening New Zealand dollar decreased revenue reported by the International segment by approximately $14 million in HY 2002-03.

The decrease in other operating revenue reflects $28 million of network capacity sales recorded in HY 2001-02 and $12 million in Q2 2001-02. There were no network capacity sales in the current half year.

Operating expenses decreased by 22.3% for HY 2002-03 and 22.9% for Q2 2002-03, principally as a result of lower cost of sales due to the lower rates applied in bilateral agreements as well as the effect of the strengthening New Zealand dollar.

EBITDA decreased by $36 million for the half year, reflecting $28 million of capacity sales in HY 2001-02 and a $9 million decrease in the transit margin. Coupled with a small increase in depreciation, this led to a decrease in earnings from operations of 68.4% for HY 2002-03 and 61.5% for Q2 2002-03.

International Calling Revenue

International calling revenue in the International segment represents wholesale “outward” calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers’ networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks.

INTERNATIONAL

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
International calling margin
Outwards revenue	60	71	(15.5)	30	36	(16.7)
Inwards revenue	60	83	(27.7)	28	41	(31.7)
Outpayment and interconnect	(87)	(117)	(25.6)	(42)	(58)	(27.6)

International margin before transits	33	37	(10.8)	16	19	(15.8)
Transit margin	26	35	(25.7)	14	17	(17.6)

Total International calling margin	59	72	(18.1)	30	36	(16.7)

Revenue from outwards calling decreased as a result of both a fall in outwards minutes (reflecting lower international calling volumes from the NZ Wireline segment) and a decrease in the price per minute. Despite an increase in inwards calling minutes, inwards revenue decreased by 27.7% for the half year and 31.7% for the second quarter as a result of further re-negotiated bilateral agreements with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. The impact of the re-negotiated agreements on both revenue and cost of sales was approximately $19.4 million for HY 2002-03 compared to HY 2001-02.

The international segment’s results were adversely impacted by a strengthening New Zealand dollar. A significant portion of the International segment’s revenues (primarily inwards calling and transits) and expenses are denominated in US dollars. The average NZD:USD exchange rate for Q2 2002-03 was approximately 15.7% higher than the average rate for Q2 2001-02. This has led to lower revenues and expenses in Q2 2002-03 compared to Q2 2001-02.

The net margin from transit traffic decreased by 25.7% for the half year and 17.6% for the second quarter due to a significant fall in the price per minute for transit traffic, more than offsetting growth in transit minutes. This led to a decrease in the total international calling margin of 18.1% for the HY 2002-03 and 16.7% for Q2 2002-03 compared to corresponding periods in the prior year. The fall in price per minute is partly a function of changes in the mix of call destinations, as well as appreciation in the NZD:USD exchange rate.

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Outwards calls
Revenue ($m)	60	71	(15.5)	30	36	(16.7)
Call minutes (m)	426	479	(11.1)	214	238	(10.1)
Average price (cents)	14.1	14.8	(4.7)	14.0	15.1	(7.3)
Inwards calls
Revenue ($m)	60	83	(27.7)	28	41	(31.7)
Call minutes (m)	477	404	18.1	259	203	27.6
Average price (cents)	12.6	20.5	(38.5)	10.8	20.2	(46.5)
Transit call margin
Revenue ($m)	26	35	(25.7)	14	17	(17.6)
Call minutes (m)	718	619	16.0	365	314	16.2
Average price (cents)	3.6	5.7	(36.8)	3.8	5.4	(29.6)

INTERNATIONAL

Data Revenue

Data revenue for the half year and second quarter decreased by 20.5% and 15.8% respectively. This was the result of lower pricing for data services provided to other segments (particularly for international internet carriage), market driven price reductions and the expiry of a leased circuit contract in the 2002 financial year.

Other Operating Revenue

Other operating revenue decreased by $28 million for the half year and $11 million for the second quarter compared to corresponding periods in the prior year. The decrease reflects gains on the sale of network capacity of $28 million recorded in HY 2001-02 and $12 million in Q2 2001-02. There were no network capacity sales in HY 2002-03.

Operating Expenses

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Operations and support expenses
Labour ($m)	11	11	—	5	6	(16.7)
Cost of sales ($m)	113	148	(23.6)	56	73	(23.3)
Other operating expenses ($m)	26	34	(23.5)	13	17	(23.5)

	150	193	(22.3)	74	96	(22.9)
Personnel numbers
Total staff at 31 December	217	207	4.8

Labour expense for the half year was stable compared to the corresponding prior period.

Cost of sales decreased by 23.6% for the half year and 23.3% for the second quarter reflecting lower outward volumes and lower cost per minute for outpayment as a result of renegotiated bilateral rates and an appreciation of the NZD:USD exchange rate.

Other operating expenses decreased by 23.5% for the half year and the second quarter as a result of lower cable maintenance costs.

Depreciation

Depreciation expense increased by $3 million (14.3%) in the half year and $2 million (20.0%) in the second quarter compared to the corresponding periods in the prior year. This is due to depreciation commencing on recently acquired international cable capacity.

INTERNET AND DIRECTORIES SERVICES

INTERNET AND DIRECTORIES SERVICES

The Internet and Directories Services segment provides Internet access to residential and business customers in New Zealand, and publishes telephone directories in New Zealand.

The businesses that comprise this segment are:

Xtra—a New Zealand Internet service provider focused predominately on the consumer and small business market.

Telecom Directories—publishes White PagesTM and Yellow Pages® directories in New Zealand.

Internet and Directories Services—Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Operating revenues
Internet	65	49	32.7	33	26	26.9
Directories	94	94	—	41	39	5.1

	159	143	11.2	74	65	13.8
Operating expenses
Operations and support expenses	94	87	8.0	46	41	12.2

EBITDA	65	56	16.1	28	24	16.7
Depreciation	7	7	—	4	4	—

Earnings from operations	58	49	18.4	24	20	20.0

Overview of Results

Total revenue grew by 11.2% for HY 2002-03 and 13.8% for Q2 2002-03 compared to the corresponding periods in the prior year. The key driver of revenue growth was Internet revenue, which was up 32.7% for the half year and 26.9% for the quarter.

Operating expenses have increased while depreciation expense has remained stable compared to the corresponding prior year periods. Earnings from operations increased by $9 million (18.4%) for the half year and $4 million (20.0%) for the second quarter.

INTERNET AND DIRECTORIES SERVICES

Internet Revenue

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Internet revenue
Internet revenue ($m)	65	49	32.7	33	26	26.9
Active dial-up customers at period end (000s)	408	335	21.8
Total dial-up hours (m)	78.9	58.2	35.6	41.0	30.2	35.8
Average hours per active customer per month	32.8	30.7	6.8	33.7	31.2	8.0

Xtra’s Internet revenue increased by $16 million (32.7%) for the HY 2002-03 and $7 million (26.9%) for Q2 2002-03. The increase reflects growth in active customer numbers, higher average hours per active customer per month and a revised pricing structure (effective from October 2001).

Directories Revenue

Directories revenue for the HY 2002-03 remained stable compared to the HY 2001-02, despite the fact that two less directories have been published in HY 2002-03.

Operating Expenses

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Operations and support expenses
Labour ($m)	20	20	—	9	10	(10.0)
Cost of sales ($m)	38	34	11.8	18	16	12.5
Other operating expenses ($m)	36	33	9.1	19	15	26.7

	94	87	8.0	46	41	12.2
Personnel numbers
Total staff at 31 December	649	663	(2.1)

Labour costs and personnel numbers remained relatively stable. The increase in cost of sales reflects growth in volumes of Internet business.

Depreciation

Depreciation remains unchanged compared to the corresponding periods in the prior year.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer, and Australian Business and Internet Services. The consolidated results for Australian Operations are set out in the table below.

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Operating revenues
Local Service	27	25	8.0	14	14	—
Calling	272	318	(14.5)	133	162	(17.9)
Interconnection	22	11	100.0	12	6	100.0
Cellular and other mobile	115	151	(23.8)	58	80	(27.5)
Internet	51	53	(3.8)	25	26	(3.8)
Data	107	111	(3.6)	55	60	(8.3)
Resale	148	218	(32.1)	71	103	(31.1)
Other operating revenue	31	52	(40.4)	14	31	(54.8)

	773	939	(17.7)	382	482	(20.7)
Operating expenses
Operations and support expenses	695	872	(20.3)	342	432	(20.8)

EBITDA	78	67	16.4	40	50	(20.0)
Depreciation and amortisation	78	65	20.0	40	36	11.1

Earnings from operations	—	2	(100.0)	—	14	(100.0)
Earnings from operations by segment
Australian Consumer	8	20	(60.0)	2	23	(91.3)
Australian Business & Internet	(8)	(18)	(55.6)	(2)	(9)	(77.8)

	—	2	(100.0)	—	14	(100.0)

An analysis of Australian Operations results by segment follows.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of telecommunications services provided to residential and small business customers of AAPT and wireless services provided by AAPT Mobile (previously known as CellularOne).

Australian Consumer—Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Operating revenues
Local service	1	1	—	1	1	—
Calling	134	161	(16.8)	65	81	(19.8)
Cellular and other mobile	111	152	(27.0)	56	81	(30.9)
Interconnection	1	—	100.0	1	—	100.0
Internet	4	5	(20.0)	2	2	—
Resale	115	175	(34.3)	55	91	(39.6)
Other operating revenue	1	4	(75.0)	—	3	(100.0)

	367	498	(26.3)	180	259	(30.5)
Operating expenses
Operations and support expenses	340	460	(26.1)	168	226	(25.7)

EBITDA	27	38	(28.9)	12	33	(63.6)
Depreciation and amortisation	19	18	5.6	10	10	—

Earnings from operations	8	20	(60.0)	2	23	(91.3)

Overview of Results

EBITDA decreased 28.9% for the half year following a 63.6% decrease in Q2 2002-03. The Q2 decrease principally reflects a decrease in revenue, coupled with one-off benefits of $19 million from the mobile services agreement with Vodafone recognised in Q2 2001-02. Excluding these one-off benefits, EBITDA would have increased by $8 million (42.1%) for the half year and decreased by $2 million (14.3%) for the second quarter.

Revenue for both the half year and the quarter decreased, mainly as a result of focusing on high value customers and a decision to charge low users of long distance calling an administration fee. The Australian Consumer segment had approximately 453,000 fixed line customers at 31 December 2002, compared to 597,000 at 31 December 2001 (and 470,000 at 30 September 2002). The decline in revenue led to reduced operating expenses as cost of sales decreased.

The Australian Consumer segment had 306,000 mobile connections at 31 December 2002, up from 221,000 at 31 December 2001 and 269,000 at 30 September 2002.

Reported Australian results have been affected by an appreciation of the New Zealand dollar against the Australian dollar. The average exchange NZD:AUD exchange rate for HY 2002-03 was 7.4% higher than the average rate for HY 2001-02. This reduced reported HY 2002-03 revenues and expenses compared to HY 2001-02 by approximately $25 million.

AUSTRALIAN CONSUMER

Calling Revenue

Calling revenue is broken down as follows:

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Calling revenue
National	110	128	(14.1)	54	65	(16.9)
International	24	33	(27.3)	11	16	(31.3)

	134	161	(16.8)	65	81	(19.8)

National Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
National calls
Revenue ($m)	47	59	(20.3)	23	29	(20.7)
Call minutes (m)	338	378	(10.6)	167	193	(13.5)
Average price (A$ cents*)	11.8	12.4	(4.8)	12.0	11.9	0.8

Calls to cellular networks
Revenue ($m)	63	69	(8.7)	31	36	(13.9)
Call minutes (m)	130	138	(5.8)	65	68	(4.4)
Average price (A$ cents*)	42.3	40.6	4.2	43.1	42.6	1.2

* Average prices have been stated in A$    to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 20.3% for the half year as a result of a decline in the average price per minute and lower customer numbers. While average price per minute was stable for the second quarter, the smaller customer base resulted in a 20.7% decrease from last year.

Revenue from calls to cellular networks decreased in both the half year and quarter reflecting declining call minutes partly offset by an increase in the average price per minute.

AUSTRALIAN CONSUMER

International Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
International calling revenue
Total International calling ($m)	24	33	(27.3)	11	16	(31.3)
Call minutes (m)	87	107	(18.7)	43	53	(18.9)
Average price (A$ cents*)	24.1	25.2	(4.4)	23.3	24.5	(4.9)

* Average prices have been stated in A$    to remove the impact of currency fluctuations from underlying price trends.

Australian Consumer’s international revenues come from outward calls originated by AAPT customers. International revenue was $24 million for the half year (a decrease of 27.3% from the previous corresponding period), and $11 million for Q2 2002-03 (a decrease of 31.3%). The decline in international revenue primarily reflects decreased call minutes due to the lower customer base.

Cellular and Other Mobile

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Cellular and other mobile
Total mobile revenue	111	152	(27.0)	56	81	(30.9)
Mobile cost of sales	(89)	(115)	(22.6)	(45)	(51)	(11.8)

Mobile gross margin	22	37	(40.5)	11	30	(63.3)
Connections at period end (000s)	306	221	38.5

Cellular and other mobile revenue decreased by 27.0% for the half year and 30.9% for the quarter, principally as a result of lower connection bonuses and payments received under the mobile services agreement with Vodafone in Q2 2001-02.

Mobile gross margin fell 40.5% for the half year and 63.3% for the quarter, again mainly due to one-off benefits received under this agreement recognised in Q2 2001-02. Included within mobile revenue in Q2 2001-02 were payments received under the mobile services agreement totalling $12 million. Additionally, rebates and subsidies under this agreement reduced cost of sales in Q1 2001-02 by $7 million. Excluding the one-off benefits, mobile gross margin would have increased by $4 million (22.2%) for the half year and would have been unchanged for the quarter.

Total cellular connections increased by 85,000 (38.5%) between 31 December 2001 and 31 December 2002. Of this increase in connections, 37,000 was recorded in Q2 2002-03, as connection numbers increased from 269,000 at 30 September 2002 to 306,000 at 31 December 2002.

Resale

Resale revenue decreased by 34.3% for the half year and 39.6% for Q2 2002-03. The decrease was the result of changes in the way resale services were marketed and priced.

AAPT targeted the offering of local call resale to those customers who were significant users of AAPT’s long distance services. Changes to the pricing for existing customers were also implemented,

AUSTRALIAN CONSUMER

including an administration fee for the small proportion of full service customers who were low users of long distance services. While these changes reduced the number of customers with predominately resale services and lowered resale revenue, they have also improved the margin obtained on this service. Improved pricing arrangements with suppliers have also impacted the margin favourably.

As a result of the improvements in margin, AAPT has recently reverted to actively marketing full service at point of sale.

Operating Expenses

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Operations and support expenses
Labour ($m)	22	21	4.8	11	9	22.2
Cost of sales ($m)	259	372	(30.4)	127	178	(28.7)
Other operating expenses ($m)	42	47	(10.6)	22	26	(15.4)
Allocated costs ($m)	17	20	(15.0)	8	13	(38.5)

	340	460	(26.1)	168	226	(25.7)
Personnel numbers
Total staff at 31 December	606	698	(13.2)

Labour expenses increased marginally for HY 2002-03 and Q2 2002-03 despite a decline in staff numbers due to an increase in other personnel expenses.

Cost of sales decreased 30.4% for the half year and 28.7% for the second quarter, as a result of price negotiation with suppliers and decreasing revenue.

Allocated costs represent the Consumer segment’s share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Depreciation and amortisation
Depreciation	18	16	12.5	9	9	—
Amortisation	1	2	(50.0)	1	1	—

	19	18	5.6	10	10	—

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $2 million (12.5%) for the half year, though was stable for Q2 2002-03.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

AUSTRALIAN BUSINESS AND INTERNET SERVICES

The Australian Business and Internet Services segment includes the full range of telecommunications services provided to AAPT’s business, corporate and government customers, IT and telecommunications services provided to TCNZA corporate customers and the Internet access and e-commerce services supplied to the business market by Connect.

Australian Business and Internet Services—Results of Operations

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Operating revenues
Local Service	26	25	4.0	13	13	—
Calling	138	158	(12.7)	68	82	(17.1)
Cellular and other mobile	15	13	15.4	11	7	57.1
Interconnection	21	12	75.0	7	7	—
Internet	47	48	(2.1)	23	23	—
Data	107	108	(0.9)	55	58	(5.2)
Resale	34	56	(39.3)	17	25	(32.0)
Other operating revenue	30	40	(25.0)	14	24	(41.7)

	418	460	(9.1)	208	239	(13.0)
Operating expenses
Operations and support expenses	367	431	(14.8)	180	223	(19.3)

EBITDA	51	29	75.9	28	16	75.0
Depreciation and amortisation	59	47	25.5	30	25	20.0

Losses from operations	(8)	(18)	(55.6)	(2)	(9)	(77.8)

Overview of Results

Total operating revenue decreased by 9.1% for HY 2002-03 and 13.0% for Q2 2002-03 compared to the corresponding periods in the prior year. Calling and resale revenues decreased, although this was partially offset by interconnection and cellular revenue growth. Operating expenses decreased by 14.8% and 19.3% for the half year and quarter respectively, with reductions in personnel costs, cost of sales and other operating expenses.

EBITDA grew by 75.9% for the half year and 75.0% for Q2 2002-03, reflecting lower expenses in both periods despite reduced revenue. Although depreciation and amortisation increased, losses from operations improved by $10 million for the half year and $7 million for the quarter.

Reported Australian results have been affected by an appreciation of the New Zealand dollar against the Australian dollar. The average exchange NZD:AUD exchange rate for HY 2002-03 was 7.4% higher than the average rate for HY 2001-02. This reduced reported HY 2002-03 revenues and expenses compared to HY 2001-02 by approximately $30 million.

Local Service

Local Service increased by 4.0% in HY 2002-03. With AAPT increasing the number of customers directly connected to its network, greater local service revenue is being generated.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

Calling Revenue

Calling revenue is broken down as follows:

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Calling revenue
National	102	117	(12.8)	50	64	(21.9)
International	33	30	10.0	17	14	21.4
Other	3	11	(72.7)	1	4	(75.0)

	138	158	(12.7)	68	82	(17.1)

National Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
National calls
Revenue ($m)	46	58	(20.7)	22	34	(35.3)
Call minutes (m)	453	372	21.8	227	182	24.7
Average price (A$ cents*)	9.7	11.3	(14.2)	9.3	12.1	(23.1)
Calls to cellular networks
Revenue ($m)	56	59	(5.1)	28	30	(6.7)
Call minutes (m)	164	163	0.6	80	81	(1.2)
Average price (A$ cents*)	29.3	31.3	(6.4)	28.8	32.1	(10.3)
*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 20.7% for HY 2002-03 and 35.3% for Q2 2002-03 despite an increase in call minutes, reflecting lower average prices.

Revenue from calls to cellular networks decreased by 5.1% for the half year and 6.7% for the quarter as a result of a decrease in the average price per minute reflecting the increasingly competitive nature of the business.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

International Calling Revenue

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
International calling revenue
Total International calling ($m)	33	30	10.0	17	14	21.4
Call minutes (m)	87	108	(19.4)	42	53	(20.8)
Average price (A$ cents*)	23.0	21.3	8.0	26.8	24.5	9.4
*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

International calling revenues are derived from outward calls originated by AAPT and TCNZA customers. International revenue increased 10% for the half year due to increased average price offset by lower call minutes.

Internet Revenue

Internet revenue decreased 2.1% for the half year. This principally reflects movement in the exchange rate. Connect’s Internet revenue increased as a result of greater ISP access customers and increased traffic.

Resale Revenue

Resale revenue decreased by 39.3% for the half year reflecting a focus on pursuing higher value customers to improve margin.

Operating Expenses

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Operations and support expenses
Labour ($m)	47	65	(27.7)	22	35	(37.1)
Cost of sales ($m)	255	291	(12.4)	126	141	(10.6)
Other operating expenses ($m)	34	48	(29.2)	16	30	(46.7)
Allocated costs ($m)	31	27	14.8	16	17	(5.9)

	367	431	(14.8)	180	223	(19.3)
Personnel numbers
Total staff at 31 December	652	927	(29.7)

Labour expense decreased by $18 million (27.7%) for the half year and $13 million (37.1%) for the quarter as a result of lower staff numbers.

Cost of sales decreased by 12.4% in the half year and 10.6% in Q2 2002-03. The decrease was the result of lower resale revenue and improved supplier pricing.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

Other operating expenses decreased 29.2% and 46.7% for the half year and Q2 2002-03 respectively, as a result of tight cost control across the group.

Allocated costs represent the Business and Internet Services segment’s share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Depreciation and amortisation
Depreciation	57	42	35.7	29	22	31.8
Amortisation	2	5	(60.0)	1	3	(66.7)

	59	47	25.5	30	25	20.0

Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense increased by $15 million (35.7%) in the half year and $7 million (31.8%) in the quarter due to depreciation commencing on new network infrastructure investment. The reduction in amortisation expense reflects the write-down of LMDS spectrum licences at 30 June 2002.

Allocated Costs

Certain support business groups within Australian operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to the Consumer and Business and Internet Services segments based on their estimated consumption of support services. Total allocated costs are analysed below.

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Allocated costs
Labour ($m)	22	22	—	11	11	—
Other operating expenses ($m)	26	25	4.0	13	19	(31.6)

	48	47	2.1	24	30	(20.0)
Personnel numbers
Total staff at 31 December	447	515	(13.2)

Labour expense remained stable for both the half year and the quarter. The reduction in staff numbers was offset by a decrease in labour capitalised due to the lower level of capital work undertaken this year.

Other operating expense increased by 4% for the half year but decreased by 31.6% for the quarter. Due to the restructure of the AAPT group in 02/03, several functions were moved between operating segments and support units (allocated costs), thus driving the increase in costs.

CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
			%			%
Revenue
Other operating revenue ($m)	3	36	(91.7)	3	15	(80.0)
Operating expenses
Operations and support expenses ($m)	64	47	36.2	31	25	24.0
Depreciation ($m)	7	5	40.0	4	2	100.0
Amortisation of AAPT goodwill ($m)	27	46	(41.3)	13	23	(43.5)
Personnel numbers
Total staff at 31 December	214	281	(23.8)

Corporate revenue of $3 million for the HY 2002-03 and Q2 2002-03 represents dividend income and a small gain on sale of an international telecommunications investment. The corporate revenue recorded in the prior year is primarily gains on prepayment of cross border leases of $34 million for HY 2001-02 and $13 million for Q2 2001-02.

Operations and support expenses increased by $17 million for the half year and $6 million for the second quarter principally as a result of a change in the way certain expenses are allocated between the Corporate segment and the operating segments, primarily due to the consolidation of certain computer costs within Corporate. Increased costs were also incurred in connection with participating in the new regulatory process.

The decrease in the amortisation of AAPT goodwill reflects the write-down of AAPT goodwill at 30 June 2002.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense for the current half year of $203 million decreased by $4 million or 1.9% compared to the corresponding six month period in the previous year. This reflects a reduction in interest due to lower debt levels, as operating cashflows have been utilised to reduce debt, which has been partially offset by a decrease in capitalised interest.

TAXATION (CONSOLIDATED)

Income tax expense for the current half year of $175 million decreased by $6 million or 3.3% compared to the previous corresponding half year. The effective tax rate was 36.6% for HY 2002-03, compared to 36.8% for HY 2001-02. The effective tax rate is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

CAPITAL EXPENDITURE

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Capital expenditure
NZ Wireline	103	106	(2.8)	62	61	1.6
NZ Mobile	16	43	(62.8)	3	18	(83.3)
International	37	137	(73.0)	35	136	(74.3)
Internet and Directories Services	4	5	(20.0)	3	1	200.0
Australian Consumer	4	19	(78.9)	—	7	(100.0)
Australian Business & Internet	32	98	(67.3)	19	46	(58.7)
Corporate and Other	9	5	80.0	7	4	75.0

	205	413	(50.4)	129	273	(52.7)

Total capital expenditure has decreased by 50.4% for the HY 2002-03 and 52.7% for Q2 2002-03 compared to the corresponding periods in the prior year. This reflects tight control of capital expenditure as well as purchases of Southern Cross capacity by the International segment and the completion of the CDMA project in the prior year.

In the year ended 30 June 2003, Telecom currently expects total capital expenditure of approximately $650 million, down from the previous estimate of $730 million. Of this amount, approximately $320 million relates to NZ Wireline, $70 million to NZ Mobile, $110 million to International, $15 million to Internet and Directories Services, $15 million to Australian Consumer, $90 million to Australian Business and Internet and $30 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 77.5% at 31 December 2002, compared to 72.3% at 31 December 2001 (net debt is defined as total debt less cash and short term investments and a term deposit of nil and $7 million at 31 December 2002 and 2001 respectively). The increase reflects the reduction in equity as a result of the AAPT write-down at 30 June 2002.

Net debt was $5,018 million at 31 December 2002, a reduction of $599 million from net debt at 31 December 2001 of $5,617 million. Of this reduction in debt, $166 million occurred in Q2 2002-03. Telecom will continue to seek to reduce debt levels from operating cash flows in order to achieve desired liquidity ratios to protect its current credit rating.

Cash Flows

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Cash was provided from/(applied to):
Cash received from customers	2,658	2,634	0.9	1,329	1,388	(4.3)
Payments to suppliers and employees	(1,559)	(1,801)	(13.4)	(760)	(859)	(11.5)
Net interest paid	(218)	(223)	(2.2)	(146)	(147)	(0.7)
Tax paid	(102)	(115)	(11.3)	(102)	(115)	(11.3)
Other operating cash flows	(3)	22	(113.6)	(3)	2	(250.0)

Net operating cash flows	776	517	50.1	318	269	18.2
Net purchase of fixed assets	(274)	(394)	(30.5)	(146)	(240)	(39.2)
Sale/(purchase) of short-term investments, net	170	(313)	(154.3)	18	(188)	(109.6)
Net purchase/(sale) of long-term investments	(122)	(330)	(63.0)	4	(5)	(180.0)

Net investing cash flows	(226)	(1,037)	(78.2)	(124)	(433)	(71.4)
(Repayment of)/proceeds from debt	(368)	780	(147.2)	(154)	328	(147.0)
Dividends paid	(150)	(172)	(12.8)	(70)	(83)	(15.7)

Net financing cash flows	(518)	608	(185.2)	(224)	245	(191.4)

Net cash flows from operating activities were $776 million for HY 2002-03, an increase of $259 million from HY 2001-02. This resulted from lower payments to suppliers and employees (due to reduced operating expenses).

The net cash outflow for investing activities was $226 million in HY 2002-03, a decrease of $811 million from the previous year. The decrease mainly reflects the sale of short-term investments in the current period compared to the purchase of short-term investments in the prior period, and lower capital expenditure coupled with lower cash paid for the purchase of long-term investments. In HY 2002-03, Telecom made its remaining equity commitment to Hutchison 3G Australia (“H3G”) of A$150 million and sold its investment in EDS New Zealand back to EDS. In HY 2001-02, Telecom paid A$250 million to acquire its 19.9% investment in H3G.

The net cash outflow for financing activities in HY 2002-03 was $518 million, compared to a net cash inflow of $608 million in HY 2001-02. The decrease in financing cash flows reflects the repayment of $240 million of long-term debt in HY 2002-03, compared with significant proceeds from long-term debt issues being received in HY 2001-02.

Australian Operations cash flows

The cash flow position for Australian Operations (indicated by EBITDA less capital expenditure) continued to be positive in Q2 2002-03, after first becoming positive in Q4 2001-02.

	Half year ended 31 December			Quarter ended 31 December
	2002	2001	Change	2002	2001	Change
	$m	$m	%	$m	$m	%
Australian Operations
EBITDA	78	67	16.4	40	50	(20.0)
Less capital expenditure	(36)	(117)	(69.2)	(19)	(53)	(64.2)

	42	(50)	(184.0)	21	(3)	NM
NM:	Not a meaningful comparison

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Wholesaling

Telecom is currently in the process of responding to the Commerce Commission’s draft determination on TelstraClear’s application to allow the resale of some Telecom fixed network services.

Under the Telecommunications Act, competitors can get access to resell Telecom’s retail products and services. In its draft determination, the Commission has determined that it has potential jurisdiction over a broad range of fixed network products and services. In simple terms, the draft determination covers almost all Telecom’s fixed network services including long-distance calling, business access, ISDN, Centrex, data services and Xtra. Under the Act, the discount on retail price competitors receive is set by reference to international benchmarks. The Commission’s draft determination has set an indicative range of 14.8% to 18.05% based on United States discount levels.

Telecom argues that this interpretation of services to be wholesaled is wider than envisaged in the Act and that the Act’s methodology for calculating wholesale discounts is not directly comparable to the United States methodology and discount levels should be lower.

Interconnect

The Commerce Commission has issued a determination on the price of toll bypass interconnection between Telecom and TelstraClear’s networks. TelstraClear commercially negotiated a Bill and Keep arrangement for all local traffic. Both TelstraClear and Telecom have applied for a price review of this determination. The final price will be set by Total Service Long Run Incremental Cost (TSLRIC).

Call Plus has also made an application for an interconnect price determination and a limited range of wholesale services that are closely related to interconnect services. Call Plus has submitted that Bill and Keep should not apply to local voice and data traffic.

Calculating Kiwi Share losses

The Commerce Commission will in coming months address the question of how much it believes Telecom’s Telecommunications Service Obligations (TSO) loss is and how much of this loss competitors should pay. Telecom has provided to the Commission its estimate of TSO losses, assessed at $425 million per annum.

Local loop unbundling

As required under the Act, the Commerce Commission will this year review the arguments around local loop unbundling, principally the requirement for Telecom to provide competitors access to the “last mile” of its network between the exchange and the customer. Telecom will be presenting international evidence on the cost and technical issues involved and the relative failure of the local loop unbundling model in providing services for customers.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel/Optus (39.99%) and WorldCom (10.01%).

Telecom has previously indicated a lack of visibility around the extent and timing of future dividend income from the Southern Cross Cable Network, as a result of a softening in demand for international bandwidth and cable capacity. The dividend income stream is dependent on future sales of capacity, capital expenditure requirements and financing requirements. Telecom does not expect significant new sales of international bandwidth or cable capacity to occur for at least the next twelve months.

Additionally, Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. Telecom currently holds Southern Cross capacity with a book value of approximately $274 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately [$147] million over the next three years. Management believes that the expected future cash flows from the use of this capacity exceed the current book value and the cost of the commitment to acquire further capacity based on current business plans and expectations.

Telecom has also provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of NZ$120 million (including accrued interest). Telecom believes these advances are fully recoverable.

A number of major participants in the international telecommunications industry have recently been experiencing serious financial difficulties, with several entities filing for bankruptcy protection. There is currently an oversupply of capacity on a number of routes and as a consequence there is a risk that market prices for bandwidth may become further depressed, particularly if large quantities of capacity are sold into the market at liquidation values. Were such a development to occur and prove other than a temporary situation, it could result in potentially significant impairment of Telecom’s international network capacity assets. Such developments could also adversely impact Southern Cross’ ability to repay debt.

SCCN is currently capitalised via US$30 million of shareholders equity, US$120 million of shareholder advances, and US$405 million of senior bank debt (made up of Tranche A of US$236 million and Tranche B of US$169 million). Of the US$405 million senior bank debt outstanding at 31 January 2003, US$265 million is expected to be repaid from existing committed capacity sales with deferred payment terms scheduled through to December 2005. Repayment of the balance of US$140 million is dependent on the timing of future sales of capacity, and future capital expenditure requirements.

As at the date of this report and as previously advised, SCCN was operating outside of the agreed interest coverage covenant. This of itself does not constitute an event of default under the senior bank facility, but does restrict SCCN’s ability to make certain payments utilising its available cash reserves without the prior approval of the senior bank syndicate.

Based on SCCN’s current projections, it is desirable to reschedule certain of SCCN’s debt amortisation payments to better align these with anticipated future cash flows. Accordingly, the management of SCCN has been working with the bank syndicate with a view to increasing SCCN’s financial flexibility. These discussions are focused on the realignment of the senior bank facility to a reassessed SCCN business plan.

Telecom is currently discussing with SCCN, the bank syndicate and other SCCN shareholders the basis on which credit support for a restructured facility might be provided. It is anticipated that Telecom’s contingent exposure to the bank syndicate would be limited to a share of Tranche B principal currently outstanding.

Increase in Service Pricing

During the quarter ended 31 December 2002, Telecom announced that it would be increasing the price of standard monthly residential line rental from February 2003. Monthly line rentals will increase by 3.3%, as allowed for under the terms of the Kiwi Share.

The increases reflect the increased cost of providing these services and significant growth in calling volumes, much of which has been driven by free dial-up Internet usage. The price increases do not impact the majority of Telecom’s bundled packages.

Telecom and BCL Broadband Agreement

Telecom announced in January 2003 that it had signed an agreement with Broadcast Communications Limited (BCL) that enables Telecom to provide a range of wireless broadband services to rural and provincial customers who are currently beyond the reach of Telecom’s ADSL Jetstream service.

The wireless services will be provided on an open access wholesale network to be built and owned by BCL. Telecom will retail these services once the network is commissioned, scheduled for late October 2003. The BCL wireless network and additional developments to the Telecom network are expected to bring broadband within reach of 95% of Telecom customers by the commissioning date.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line)—A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

CDMA (Code Division Multiple Access)—An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection—A cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past half year (for prepaid cellular).

Centrex—The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional Private Branch Exchange (PBX) features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

Digital Data Service—A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame Relay—Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or “relayed” directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G—Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol)—A principal communications protocol used in the Internet.

IPNet—Telecom’s network that removes internet traffic from the PSTN network at each exchange and sends it to its destination (usually an Internet Service Provider) via an Internet optimised backbone.

ISDN (Integrated Services Digital Network)—Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink—A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

Netgate—A managed IP Internet access service, enabling access from ISP and business IP networks to global and domestic Internet services via direct connection to an Internet gateway.

PSTN (Public Switched Telephone Network)—A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network)—A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800—The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology)—A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation—mobile network)—Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

	Half year Ended 31 December				Variation 2002:2001
(in NZ$ millions, except percentages)	2002	%	2001	%	$	%
Operating revenues
Local service	552	21.2	537	18.9	15	2.8
Calling
National	560	21.5	601	21.1	(41)	(6.8)
International	226	8.7	273	9.6	(47)	(17.2)
Other	26	1.0	25	0.9	1	4.0

	812	31.2	899	31.6	(87)	(9.7)
Interconnection	75	2.9	66	2.3	9	13.6
Cellular and other mobile	401	15.4	433	15.2	(32)	(7.4)
Internet	116	4.5	101	3.6	15	14.9
Data	325	12.5	330	11.6	(5)	(1.5)
Other operating revenues
Resale	148	5.7	218	7.7	(70)	(32.1)
Directories	93	3.6	92	3.2	1	1.1
Equipment	36	1.4	40	1.4	(4)	(10.0)
Miscellaneous other	47	1.8	127	4.5	(80)	(63.0)
Dividend from associate	—	—	2	0.1	(2)	(100.0)

	324	12.4	479	16.8	(155)	(32.4)

Total operating revenues	2,605	100.0	2,845	100.0	(240)	(8.4)

Operating expenses
Labour	285	10.9	308	10.8	(23)	(7.5)
Cost of sales	769	29.5	949	33.4	(180)	(19.0)
Other operating expenses	463	17.8	487	17.1	(24)	(4.9)

Total operating expenses	1,517	58.2	1,744	61.3	(227)	(13.0)
EBITDA*	1,088	41.8	1,101	38.7	(13)	(1.2)
Depreciation and amortisation	407	15.6	402	14.1	5	1.2

Earnings from operations	681	26.1	699	24.6	(18)	(2.6)
Net interest expense	(203)	(7.8)	(207)	(7.3)	4	(1.9)

Earnings before income tax	478	18.3	492	17.3	(14)	(2.8)
Income tax expense	(175)	(6.7)	(181)	(6.4)	6	(3.3)

Earnings after income tax	303	11.6	311	10.9	(8)	(2.6)
Minority interests in (profits)/losses of subsidiaries	(2)	(0.1)	1	0.0	(3)	(300.0)

Net earnings	301	11.6	312	11.0	(11)	(3.5)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

NZ WIRELINE

	Half year ended 31 December 2002			Half year ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local service	526	1	527	510	1	511
Calling	460	10	470	473	11	484
Interconnection	32	13	45	43	18	61
Data	214	43	257	214	39	253
Other operating revenue	41	47	88	47	52	99

	1,273	114	1,387	1,287	121	1,408
Operating expenses
Operations and support expenses	407	166	573	423	191	614

EBITDA	866	(52)	814	864	(70)	794
Depreciation and amortisation	179	—	179	188	—	188

Earnings from operations	687	(52)	635	676	(70)	606

	Quarter ended 31 December 2002			Quarter ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local service	266	—	266	254	1	255
Calling	232	4	236	235	9	244
Interconnection	15	7	22	23	7	30
Data	104	25	129	107	20	127
Other operating revenue	21	21	42	25	16	41

	638	57	695	644	53	697
Operating expenses
Operations and support expenses	202	85	287	206	95	301

EBITDA	436	(28)	408	438	(42)	396
Depreciation and amortisation	89	—	89	93	—	93

Earnings from operations	347	(28)	319	345	(42)	303

NZ MOBILE

	Half year ended 31 December 2002			Half year ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Cellular revenue	243	2	245	242	2	244
Other mobile	43	—	43	41	—	41

Total cellular and other mobile	286	2	288	283	2	285
Interconnection	22	80	102	12	89	101

	308	82	390	295	91	386
Operating expenses
Operations and support expenses	168	73	241	182	85	267

EBITDA	140	9	149	113	6	119
Depreciation and amortisation	84	—	84	72	—	72

Earnings from operations	56	9	65	41	6	47

	Quarter ended 31 December 2002			Quarter ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Cellular revenue	123	1	124	123	1	124
Other mobile	24	—	24	30	—	30

Total cellular and other mobile	147	1	148	153	1	154
Interconnection	13	40	53	9	43	52

	160	41	201	162	44	206
Operating expenses
Operations and support expenses	87	37	124	100	38	138

EBITDA	73	4	77	62	6	68
Depreciation and amortisation	44	—	44	36	—	36

Earnings from operations	29	4	33	26	6	32

INTERNATIONAL

	Half year ended 31 December 2002			Half year ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
International calling	78	68	146	102	87	189
Data	3	28	31	5	34	39
Other operating revenues	15	—	15	43	—	43

	96	96	192	150	121	271
Operating expenses
Operations and support expenses	119	31	150	163	30	193

EBITDA	(23)	65	42	(13)	91	78
Depreciation and amortisation	24	—	24	21	—	21

Earnings from operations	(47)	65	18	(34)	91	57

	Quarter ended 31 December 2002			Quarter ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
International calling	36	36	72	49	45	94
Data	2	14	16	2	17	19
Other operating revenues	8	—	8	18	1	19

	46	50	96	69	63	132
Operating expenses
Operations and support expenses	57	17	74	80	16	96

EBITDA	(11)	33	22	(11)	47	36
Depreciation and amortisation	12	—	12	10	—	10

Earnings from operations	(23)	33	10	(21)	47	26

INTERNET AND DIRECTORIES SERVICES

	Half year ended 31 December 2002			Half year ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Internet	65	—	65	49	—	49
Directories	93	1	94	92	2	94

	158	1	159	141	2	143
Operating expenses
Operations and support expenses	69	25	94	64	23	87

EBITDA	89	(24)	65	77	(21)	56
Depreciation and amortisation	7	—	7	7	—	7

Earnings from operations	82	(24)	58	70	(21)	49

	Quarter ended 31 December 2002			Quarter ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Internet	33	—	33	26	—	26
Directories	40	1	41	38	1	39

	73	1	74	64	1	65
Operating expenses
Operations and support expenses	34	12	46	30	11	41

EBITDA	39	(11)	28	34	(10)	24
Depreciation and amortisation	4	—	4	4	—	4

Earnings from operations	35	(11)	24	30	(10)	20

AUSTRALIAN CONSUMER

	Half year ended 31 December 2002			Half year ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local Service	1	—	1	1	—	1
Calling	134	—	134	161	—	161
Cellular and other mobile	99	12	111	135	17	152
Interconnection	1	—	1	—	—	—
Internet	4	—	4	5	—	5
Resale	115	—	115	175	—	175
Other operating revenue	1	—	1	4	—	4

	355	12	367	481	17	498
Operating expenses
Operations and support expenses	324	16	340	436	24	460

EBITDA	31	(4)	27	45	(7)	38
Depreciation and amortisation	19	—	19	18	—	18

Earnings from operations	12	(4)	8	27	(7)	20

	Quarter ended 31 December 2002			Quarter ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local Service	1	—	1	1	—	1
Calling	65	—	65	81	—	81
Cellular and other mobile	50	6	56	70	11	81
Interconnection	1	—	1	—	—	—
Internet	2	—	2	2	—	2
Resale	55	—	55	91	—	91
Other operating revenue	—	—	—	3	—	3

	174	6	180	248	11	259
Operating expenses
Operations and support expenses	162	6	168	213	13	226

EBITDA	12	—	12	35	(2)	33
Depreciation and amortisation	10	—	10	10	—	10

Earnings from operations	2	—	2	25	(2)	23

AUSTRALIAN BUSINESS AND INTERNET SERVICES

	Half year ended 31 December 2002			Half year ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local service	26	—	26	25	—	25
Calling	135	3	138	155	3	158
Cellular and other mobile	15	—	15	13	—	13
Interconnection	20	1	21	11	1	12
Internet	46	1	47	47	1	48
Data	107	—	107	108	—	108
Resale	34	—	34	56	—	56
Other operating revenue	29	1	30	40	—	40

	412	6	418	455	5	460
Operating expenses
Operations and support expenses	350	17	367	409	22	431

EBITDA	62	(11)	51	46	(17)	29
Depreciation and amortisation	59	—	59	47	—	47

Earnings from operations	3	(11)	(8)	(1)	(17)	(18)

	Quarter ended 31 December 2002			Quarter ended 31 December 2001
	External	Internal	Total	External	Internal	Total
	$m	$m	$m	$m	$m	$m
Operating revenues
Local service	13	—	13	13	—	13
Calling	66	2	68	82	—	82
Cellular and other mobile	7	—	7	7	—	7
Interconnection	10	1	11	7	—	7
Internet	23	—	23	23	—	23
Data	55	—	55	58	—	58
Resale	17	—	17	25	—	25
Other operating revenue	13	1	14	24	—	24

	204	4	208	239	—	239
Operating expenses
Operations and support expenses	172	8	180	210	13	223

EBITDA	32	(4)	28	29	(13)	16
Depreciation and amortisation	30	—	30	25	—	25

Earnings from operations	2	(4)	(2)	4	(13)	(9)

APPENDIX I (Rule 10.4)

PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

Telecom Corporation of New Zealand Limited

For the Half year Ended 31 December 2002

(referred to in this report as the “current half year”)

Preliminary half year report on consolidated results (including the results for the previous corresponding half year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited accounts. The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]		CONSOLIDATED OPERATING STATEMENT
1.	OPERATING REVENUE	Current half year	%	Previous corresponding half year
		$NZ’000		$NZ’000
(a)	Sales revenue	2,605,000	(8.4)%	2,845,000
(b)	Other revenue	—		—
(c)	Total operating revenue	2,605,000		2,845,000
2(a)	OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX	478,000		492,000
(b)	Unusual items for separate disclosure	—		—
(c)	OPERATING SURPLUS BEFORE TAX	478,000	(2.8)%	492,000
(d)	Less tax on operating profit	(175,000)		(181,000)
(e)	Operating surplus after tax but before minority interests	303,000		311,000
(f)	Less minority interests	(2,000)		1,000
(g)	Equity earnings [detail in item 19 below]	—		—
(h)	OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	301,000	(3.5)%	312,000
3(a)	Extraordinary Items after tax [detail in 6(a)below]	—		—
(b)	Less Minority Interests	—		—
(c)	Extraordinary items after tax attributable to Members of the Listed Issuer	—		—
4(a)	TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) ABOVE]	303,000		311,000
(b)	Operating Surplus and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	(2,000)		1,000
(c)	OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]	301,000	(3.5)%	312,000

Note: Certain comparatives have been restated to conform to the current period classifications

Page one

5. DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE HALF YEAR

		CONSOLIDATED
#	Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported surplus	Current half year	Previous corresponding half year
		$NZ’000	$NZ’000

(a)	Interest revenue included in Item 2(c) above	5,000	9,000
(b)	# Interest revenue included in 5(a) above but not yet received	—	—
(c)	Interest expense included in Item 2(c) above (include all forms of interest, lease finance charges, etc.)	(208,000)	(216,000)
(d)	# Interest costs excluded from 5(c) above and capitalised in asset values	(2,000)	(7,000)
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	N/A	N/A
(f)	Depreciation including all forms of amortisation and writing down of property/investment	(374,000)	(346,000)
(g)	Write-off of intangibles	(33,000)	(56,000)
(h)	Unrealised changes in value of investments	—	—

Note: Certain comparatives have been restated to conform to current period classifications

6.(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

GROUP – CURRENT HALF YEAR
DETAILS AND COMMENTS	Before tax	Related income tax	After tax
	$NZ’000	$NZ’000	$NZ’000

Unusual Items - Item 2(b) above	—	—	—
Total Unusual items	—	—	—
Extraordinary Items - Item 3(a) above	—	—	—
Total extraordinary items	—	—	—

6.(b) COMMENTS BY DIRECTORS  If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i.	Material factors affecting the revenues and expenses of the group for the current half year - Refer Management Commentary.
ii	Significant trends or events since end of current half year - Refer Management Commentary.
iii.	Changes in accounting policies since last Annual Report to be disclosed – NIL

Page two

7. EARNINGS PER SECURITY

		CONSOLIDATED
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share		Current half year Cents	Previous corresponding half year Cents
(a)	Basic EPS	(a) 16.0	16.8
(b)	Diluted EPS (if materially different from (a))	(b) N/A	N/A

8.(a) MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

(i)	Name of subsidiary or group of subsidiaries.

(ii)	Contribution to consolidated surplus/(loss) and extraordinary items after tax and minority interests. $ –

(iii)	Date from which such contribution has been calculated. –

(iv)	Operating surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding period. $ –

(b) MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

(i)	Name of subsidiary or group of subsidiaries.

(ii)	Contribution to consolidated operating surplus (deficit) and extraordinary items after tax from operation of subsidiary. $ –

(iii)	Date to which such contribution has been calculated. –

(iv)	Contribution to consolidated operating surplus (deficit) and extraordinary items after tax for the previous corresponding period. $ –

(v)	Contribution to consolidated operating surplus(deficit) and extraordinary items from sale of subsidiary. $ –

9. REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (Refer Annexure One)

Information on the industry and geographical segments of the Listed Issuer is to be reported for the half year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the half year report:

SEGMENTS

–	Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue

–	Total revenue [consolidated total equal to Item 1(c) above]

–	Segment result

–	Total assets [Equal to Item 10(n) below]

Page three

Reprint 1 January 1999

STATEMENT OF ASSETS, LIABILITIES AND CAPITAL FUNDS

[Note (VIII) attached has particular relevance for the preparation of this statement]

		CONSOLIDATED
		At end of current half year	As shown in last Annual Report	At end of previous corresponding half year
		$NZ’000	$NZ’000	$NZ’000
10.	CURRENT ASSETS
	(a) Cash	114,000	82,000	164,000
	(b) Receivables	739,000	749,000	880,000
	(c) Investments	55,000	230,000	428,000
	(d) Inventories	43,000	34,000	108,000
	(e) Other	298,000	362,000	286,000
	(f) TOTAL CURRENT ASSETS	1,249,000	1,457,000	1,866,000

	NON-CURRENT ASSETS
	(g) Receivables	—	—	—
	(h) Investments	975,000	866,000	1,048,000
	(i) Inventories	—	—	—
	(j) Property, plant and equipment	4,612,000	4,826,000	4,900,000
	(k) Intangibles	988,000	1,097,000	1,962,000
	(l) Other	—	—	—
	(m) TOTAL NON-CURRENT ASSETS	6,575,000	6,789,000	7,910,000
	(n) TOTAL ASSETS	7,824,000	8,246,000	9,776,000

11.	CURRENT LIABILITIES
	(a) Bank overdraft	—	—	—
	(b) Accounts payable	717,000	896,000	1,008,000
	(c) Borrowings	859,000	1,178,000	1,582,000
	(d) Provisions	—	5,000	44,000
	(e) Other	385,000	334,000	352,000
	(f) TOTAL CURRENT LIABILITIES	1,961,000	2,413,000	2,986,000

	NON-CURRENT LIABILITIES	—	—	—
	(g) Accounts payable	—
	(h) Borrowings	4,328,000	4,434,000	4,634,000
	(i) Provisions	—	—	2,000
	(j) Other	89,000	71,000	5,000
	(k) TOTAL NON-CURRENT LIABILITIES	4,417,000	4,505,000	4,641,000
	(l) TOTAL LIABILITIES	6,378,000	6,918,000	7,627,000
	(m) NET ASSETS	1,446,000	1,328,000	2,149,000

12.	EQUITY
	(a) Contributed capital	1,629,000	1,562,000	1,524,000
	(b) Reserves (i) Revaluation reserve	—	—	—
	(ii) Foreign currency translation	(266,000)	(203,000)	(32,000)
	(c) Retained surplus (accumulated deficit)	80,000	(34,000)	651,000
	(d) EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDINGCOMPANY	1,443,000	1,325,000	2,143,000
	(e) Outside equity interests in subsidiaries	3,000	3,000	6,000
	(f) TOTAL EQUITY	1,446,000	1,328,000	2,149,000

Note: Certain comparatives have been restated to conform to current period classifications

Page four

STATEMENT OF CASH FLOWS FOR THE HALF YEAR

	[See Note (IX) attached]	Current half year	Previous corresponding half year
		$NZ’000	$NZ’000
13.	CASH FLOWS RELATING TO OPERATING ACTIVITIES
	(a) Receipts from customers	2,658,000	2,634,000
	(b) Interest received	4,000	4,000
	(c) Dividends received	2,000	2,000
	(d) Proceeds from cross border leases	—	35,000
	(e) Payments to suppliers and employees	(1,558,000)	(1,801,000)
	(f) Interest paid	(222,000)	(227,000)
	(g) Income tax paid	(102,000)	(115,000)
	(h) Other – payments from provisions	(6,000)	(15,000)

	(i) NET OPERATING CASH FLOWS	776,000	517,000

14.	CASH FLOWS RELATED TO INVESTING ACTIVITIES
	(a) Cash proceeds from sale of property, plant and equipment	12,000	62,000
	(b) (Purchase)/sale of long-term investments	(122,000)	(330,000)
	(c) Sale/(purchase) of short term investments, net	170,000	(313,000)
	(d) Cash paid for purchases of property, plant and equipment	(284,000)	(449,000)
	(e) Interest paid – capitalised	(2,000)	(7,000)
	(f) Cash paid for purchases of equity investments – AAPT Limited	—	—
	(g) Loans to other entities	—	—
	(h) Other	—	—

	(i) NET INVESTING CASH FLOWS	(226,000)	(1,037,000)

15.	CASH FLOWS RELATED TO FINANCING ACTIVITIES
	(a) Cash proceeds from issues of shares, options, etc.	—	—
	(b) Proceeds from long term borrowings	1,000	1,426,000
	(c) Repayment of long term borrowings	(240,000)	(491,000)
	(d) Dividends paid — Minority Interests — Other	— (150,000)	— (172,000)
	(e) Other – Proceeds from Short Term Debt, net	(129,000)	(155,000)

	(g) NET FINANCING CASH FLOWS	518,000	608,000
16.	NET INCREASE (DECREASE) IN CASH HELD	32,000	88,000
	(a) Cash at beginning of half year	82,000	76,000
	(b) Exchange rate adjustments to Item 16(a) above	—	—

	(c) CASH AT END OF HALF YEAR (including bank overdraft)	114,000	164,000

Certain comparatives have been restated to conform to the current period classifications.

17. NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows. NIL

Page five

18. RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes cash on hand and in banks, net of bank overdrafts

Cash at the end of the half year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:

	Current half year	Previous corresponding half year
	$NZ’000	$NZ’000
Cash on hand and at bank	114,000	164,000
Deposits at call	—	—
Bank Overdraft (included in 11 (d) Other Current Liabilities)	—	—
Other (provide details)	—	—
TOTAL = CASH AT END OF HALF YEAR [Item 16(c) above]	114,000	164,000

19. EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group’s share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP: 8 Accounting for Business Combinations).

EQUITY EARNINGS
	Current half year	Previous corresponding half year
	$NZ’000	$NZ’000
(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES
(a) OPERATING DEFICIT BEFORE TAX	—	—
(b) Less tax	—	—
(c) OPERATING DEFICIT AFTER TAX	—	—
(d) (i) Extraordinary items (gross)	—	—
(ii) Less tax	—	—
(iii) Extraordinary items (net)	—	—
(e) OPERATING DEFICIT AND EXTRAORDINARY ITEMS AFTER TAX	—	—
(f) Less dividends paid to group	—	—
(g) NET REDUCTION IN EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(g) ABOVE)	—	—

Page six

Reprint 1 January 1999

(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The Group has a material (from group’s viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of half year		Contribution to operating surplus and extraordinary items after tax
Equity accounted associated companies	Current half year	Previous corresponding half year	Current half year	Previous corresponding half year
			$NZ’000	$NZ’000
			Equity Accounted
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
AOL7 Pty Limited	33%	50%	—	—
Aurora Energy AAPT Pty Limited	33%	—	—	—

Other material interests			Not Equity Accounted

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current half year	Previous corresponding half year
	$NZ’000	$NZ’000
Carrying value of investments in associated companies (CV)	—	—
Share of associated companies’ retained profits and reserves not included in CV:
Retained surplus/(deficit)	—	—
Reserves	—	—
Equity carrying value of investments	—	—

Page seven

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value (If not fully paid) Cents
PREFERENCE SHARES:
# (Description) Special Right Convertible

Preference Share (“Kiwi Share”)	1

Issued during current half year

ORDINARY SHARES:
At beginning of current half year	1,873,408,127	1,873,408,127
Issued during current half year	14,319,063	14,319,063
At end of current half year	1,887,727,190	1,887,727,190
CONVERTIBLE NOTES	$300m
(convertible at $8.275 per share)

Issued during current half year (Face value)

OPTIONS:
	Exercise Price					Expiry Date
			Weighted Average		Range	Range
At the beginning of half year		20,992,262		$5.862	$0.000-$9.170	Jul 2002 - Jun 2008
Issued during current half year		14,335,813		$4.850	$0.000-$5.270	Dec 2003 - Dec 2008
Exercised during half year		(32,087)		$1.238	$0.000-$4.700	Dec 2002 - Sep 2007
Lapsed during half year		(2,049,549)		$5.568	$0.000-$8.650	Dec 2002 - Sep 2008
Forfeited during half year		—		—	—	—
At end of current half year		33,246,439		$5.423	$0.000-$9.170	Feb 2003 - Dec 2008
DEBENTURES - Totals only: (Face value)		$448m	$
UNSECURED NOTES—Totals only: (Face value)		$776m	$
OTHER SECURITIES	$		$

# Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22. ANNUAL MEETING	(a) To be held at:
(Location) (if full year report)	(b) Date: Time
(c) Approximate date of availability of Annual Report:

If this half year report was approved by resolution of the Board of Directors, please indicate date of meeting: 4 February 2002

/s/ P A Garty	3 February 2003
(signed by) Authorised Officer of Listed Issuer	(date)

Page eight

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

As at and for the six months ended 31 December 2002

Geographical Segments

	New Zealand Operations	Australian Operations	Other Operations	Eliminations & Abnormal items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue
External revenue	1,828	745	32	—	2,605
Internal revenue	—	—	—	—	—

Total revenue	1,828	745	32	—	2,605
Segment result	653	(4)	6	26	681
Segment assets	4,372	1,334	691	1,427	7,824

Industry Segments

	NZ Wireline	NZ Mobile	International	Internet & Directories	Australian Consumer	Australian Business	Corporate and Other	Eliminations & Abnormal items	Total
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue
External revenue	1,273	308	96	158	355	412	3	—	2,605
Internal revenue	114	82	96	1	12	6	—	(311)	—

Total revenue	1,387	390	192	159	367	418	3	(311)	2,605
Segment result	635	65	18	58	8	(8)	(95)	—	681
Segment assets	3,045	777	506	169	451	925	2,472	(521)	7,824

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

As at and for the six months ended 31 December 2001

Geographical Segments

	New Zealand Operations	Australian Operations	Other Operations	Eliminations & Abnormal Items	Consolidated
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue
External revenue	1,909	904	32	—	2,845
Internal revenue	—	—	—	—	—

Total revenue	1,909	904	32	—	2,845
Segment result	743	4	(1)	(47)	699
Segment assets	5,392	2,464	767	1,153	9,776

Industry Segments

	NZ Wireline	NZ Mobile	International	Internet & Directories	Australian Consumer	Australian Business	Corporate and Other	Eliminations & Abnormal Items	Total
	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue
External revenue	1,287	295	150	141	481	455	36	—	2,845
Internal revenue	121	91	121	2	17	5	—	(357)	—

Total revenue	1,408	386	271	143	498	460	36	(357)	2,845
Segment result	606	47	57	49	20	(18)	(62)	—	699
Segment assets	3,245	1,554	495	168	586	1,202	3,071	(545)	9,776

Appendix 7 of Listing Rules.	Pr/1023_b	TO FAX ++64-4-473-1470

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages)	☐

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND LIMITED

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors resolution	DIRECTORS’ RESOLUTION

Contact phone number	(04) 498 9293	Contact fax number	(04) 498 9430	Date	4 / 02 / 03

Nature of event Tick as appropriate	Bonus Issue	☐	If ticked, state whether: Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☐	Rights Issue Renouncable	☐

Rights Issue non-renouncable	☐	Capital change	☐	Call	☐	Dividend	☑	If ticked, state whether: Interim	☑	Full Year	☐	Special	☐

EXISTING securities affected by this event.	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZSE

Details of securities issued pursuant to this event.	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN
If unknown, contact NZSE
Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g for	for

Conversion, Maturity, Call Payable or Exercise Date	/ /	Tick if	Treatment of Fractions
	Enter N/A if not applicable	pari passu	OR	provide an explanation of the ranking
Strike price per security for any issue in lieu or date strike price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

	In dollars and cents	Source of Payment	RETAINED EARNINGS
Amount per	5.0 CENTS

Currency	NEW ZEALAND DOLLARS	Supplementary dividend details— Listing Rule 7.12.7	Amount per security Date Payable	$0.008824
Total monies	$94,386,360			14 / 03 / 03

Taxation		Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	$ N/A	Resident Withholding Tax	$ NIL	Credits (Give Details) Imputation	$ 0.024627

Timing (Refer Appendix 8 in the Listing Rules)

Record Date For calculation of entitlements— must be the last business day of a week	28 / 02 / 03 AUST & NZ 27 / 02 / 03 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	14 / 03 / 03 AUST & NZ 21 / 03 / 03 USA

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date: Commence Quoting Rights:	Security Code:
Cease Quoting Rights 5pm: Commence Quoting New Securities:	Security Code:
Cease Quoting Old Security 5pm:

4 February 2003

MEDIA RELEASE

TELECOM REPORTS SOLID

HALF YEAR PERFORMANCE

Telecom today reported net earnings of NZ$301 million for the half year ended 31 December 2002—a decrease of 3.5% on reported net earnings of NZ$312 million for the six months ended 31 December 2001.

On an adjusted basis, net earnings for the half year ended 31 December 2002 increased by 4.2% on the previous corresponding half year^.

Adjusted net earnings for the first half of the previous financial year were NZ$289 million, after making adjustments for gains associated with the prepayment of cross-border leases, the sale of international network capacity, and a lower amortisation charge in the first half of the current financial year due to the write-down of the Group’s investment in AAPT at 30 June 2002.

Overview of Group results

	Half year ended (NZ$m)
	Dec 2002	Dec 2001
Reported group revenues	2,605	2,845
Reported net earnings	301	312
Includes:
One-off gains after tax	—	(42	)#
Amortisation of AAPT goodwill	—	19
Adjusted net earnings	301	289
Reported EBITDA*	1,088	1,101
Second quarter dividend per share	5 cents	5 cents

#	Included in the Dec 2001 results were gains associated with the prepayment of cross-border leases (net of tax $23m) and sale of network capacity (net of tax $19m)

*	Earnings before interest, tax, depreciation and amortisation

^	Unless otherwise stated, all comparisons are with the half year ended 31 December 2001.

EBITDA for the half year ended 31 December 2002 was NZ$1088 million, down 1.2% on the corresponding period in the previous year.

Overall operating revenues decreased by 8.4% while operating expenses were reduced by 13.0%.

Telecom Board Chairman Dr Roderick Deane said the Group continued to produce a solid operating performance in what is a testing environment for telecommunications companies globally.

“Enormous change is happening across the sector making the environment challenging for all companies. Within that context, Telecom is maintaining its focus on business fundamentals, lifting the performance of its business units.

“Telecom is performing very well given the double handicaps of a tough telco sector and a regulatory environment which is imposing growing burdens on the company.

“In the year to 31 December 2002, Telecom’s balance sheet has been strengthened with the repayment of approximately NZ$600 million in debt.

“Operating cash flow continues to show strength. In the half year ended 31 December 2002, operating cash flow was NZ$776 million—an increase of 50.1% on the previous corresponding period.”

Telecom Chief Executive Theresa Gattung said that in New Zealand, the operation is exhibiting good cost control and resilient performance, with growth in data including mobile data, and the Xtra Internet business.

“Across the Tasman, we are seeing strong cashflow performance, particularly when compared to 12 months ago. Cashflow* in Australia is now NZ$42 million while a year ago that figure was negative NZ$50 million.

“We spent the past year putting in place a lot of the infrastructure which our customers need for the future. Our focus in the coming year will be to use those assets to deliver some very compelling services and offerings to customers.

“Our focus in Australia remains on higher value customers, and improving infrastructure utilisation and supplier agreements.”

*	EBITDA less capex

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Business unit performance

New Zealand Wireline: New Zealand Wireline comprises fixed line and value-added services to residential, business and corporate markets.

EBITDA for the half year increased 2.5% to NZ$814 million.

Operating revenue decreased by 1.5%. Reduced interconnection and calling revenues were the main cause of the decrease, offset by growth in access line and data revenues.

Operating expenses were down 6.7%, reflecting stringent cost containment.

Telecom continued to see a strong increase in the take-up of its JetStream fast Internet service. Revenue from ADSL was up by 78.6% in the half year to 31 December 2002.

Telecom now has approximately 54,000 JetStream customers, more than double the figure of a year before. About 50% of medium sized businesses across New Zealand are taking advantage of JetStream.

Approximately 83% of Telecom customers can now access high-speed Internet services. Telecom’s recently announced agreement with BCL will extend broadband penetration to more rural and provincial customers in the future.

Data revenue growth was also driven by take-up of Lanlink and frame relay circuits. Lanlink revenue increased by 15.6% while frame relay revenue increased by 36.4% on the previous half year.

New Zealand Mobile: This business provides voice and data on 027 (CDMA) and 025 (TDMA) networks.

EBITDA increased 25.2% for the six months ended 31 December 2002. This reflects a 9.7% decrease in operating expenses as a result of lower customer acquisition costs, and 1% higher revenue.

Total 027 connections reached 241,000 by 31 December 2002, and have since reached 250,000. They represent about 20% of the total Telecom mobile customer base. Approximately 28,000    027 customers can now access Telecom’s fast data Mobile JetStream service, launched in July 2002.

The rise in mobile revenue largely reflects the growth in mobile data revenue, which grew by 225%.

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Total mobile Average Revenue Per User (ARPU) for the half year ended 31 December 2002 increased to $46.40, up 6.2% on the previous corresponding half year. The increase largely reflects a focus on higher value customers, especially those using the 027 service, as lower value prepaid customers drop off Telecom’s customer base.

International: International provides New Zealand and Australia with outward and inward calling, managed international data services and carries transit call traffic between destinations worldwide.

Revenue for the half year to 31 December 2002 decreased by 29.2%—largely reflecting the impact of the strengthening New Zealand dollar, renegotiated bilateral agreements with other carriers, and the sale of network capacity in the prior year.

Operating expenses decreased by 22.3% reflecting the stronger New Zealand dollar and renegotiated carrier contracts.

Internet and Directories: Internet and Directories comprises Xtra and Telecom Directories.

EBITDA grew by 16.1% to NZ$65 million for the half year to 31 December 2002. Revenues increased by 11.2% for the six month period while operating expenses increased by 8%.

Xtra continued to show strong growth with Internet revenue up 32.7%. At 31 December 2002, Xtra had 408,000 active dial up customers, up 21.8% on the previous corresponding period.

Australian Consumer: Australian Consumer comprises AAPT’s residential and small business calling and resale business, and the ‘AAPT mobile’ operation, which was previously branded Cellular One.

Australian Consumer EBITDA decreased by 28.9% to NZ$27 million for the six months ended 31 December 2002, which was largely due to prior year one-off impacts of the mobile services agreement with Vodafone signed in November 2001.

Revenues were down 26.3%, while operating expenses fell 26.1%. This reflects the strategy of pursuing higher value customers. Overall, our customer numbers across fixed and mobile have stabilised.

Expressed in Australian dollars, revenues were down 22% and operating expenses decreased by 22%.

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Australian Business & Internet: Australian Business & Internet comprises AAPT’s operations in business, corporate and government markets, the Connect Internet business and TCNZA.

Australian Business & Internet EBITDA increased by 75.9% to NZ$51 million. Total operating revenue decreased by 9.1%, while operating expenses were reduced by 14.8%.

This performance reflected the rationalisation of the business, with a strong focus on high value customers.

Expressed in Australian dollars, revenues decreased by 5% while expenses reduced by 11%.

Capital expenditure: Total capital expenditure for the first half of 2002-2003 was NZ$205 million, down 50.4% on the previous corresponding period in 2001-2002.

Telecom has revised its forecast for capital expenditure for the 2002-2003 financial year to $NZ650 million, down from the NZ$730 million forecast previously.

Dividend: Telecom will pay a fully-imputed quarterly dividend of NZ5.0 cents per share. Shares issued in lieu of cash dividends will be offered at a 3% discount to the price calculated under the Telecom Dividend Reinvestment Plan. Dividends will be paid on 14 March 2003 in New Zealand and Australia, and 21 March 2003 in the United States. The books closing dates are 28 February 2003 in New Zealand and Australia, and 27 February 2003 in the United States.

For further information, please contact:

John Goulter

Telecom Public Affairs and Government Relations Manager

Phone 027 232 4303

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